SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2017

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

YPF Sociedad Anónima

ITEM

1 Translation of Condensed Interim Consolidated Financial Statements as of September 30, 2017 and Comparative Information (Unaudited).

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2017

AND COMPARATIVE INFORMATION (UNAUDITED)

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

CONTENT

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

GLOSSARY OF TERMS

Term	Definition
AESA	Subsidiary A-Evangelista S.A.
Annual consolidated financial statements	Consolidated financial statements as of December 31, 2016
Associate	Company over which YPF has significant influence as provided for in IAS 28
BONAR	Argentine public bonds
CDS	Associate Central Dock Sud S.A.
CGU	Cash-Generating Units
CIMSA	Subsidiary Compañía de Inversiones Mineras S.A.
CNV	Argentine Securities Commission
Condensed interim consolidated financial statements	Condensed interim consolidated financial statements as of September 30, 2017
Eleran	Subsidiary Eleran Inversiones 2011 S.A.U.
ENARGAS	Argentine National Gas Regulatory Authority
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
Group	YPF and its subsidiaries
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standard
IDS	Associate Inversora Dock Sud S.A.
Joint venture	Company jointly owned by YPF as provided for in IFRS 11
JO	Joint operation
LGS	Argentine General Corporations Law No. 19,550 (T.O. 1984), as amended
MEGA	Joint venture Compañía Mega S.A.
Metroenergía	Subsidiary Metroenergía S.A.
Metrogas	Subsidiary Metrogas S.A.
MINEM	Ministry of Energy and Mining
MMBtu	Million British thermal units
Oldelval	Associate Oleoductos del Valle S.A.
OPESSA	Subsidiary Operadora de Estaciones de Servicios S.A.
OTA	Associate Oleoducto Trasandino (Argentina) S.A.
OTC	Associate Oleoducto Trasandino (Chile) S.A.
Profertil	Joint Venture Profertil S.A.
Refinor	Joint Venture Refinería del Norte S.A.
SEC	U.S. Securities and Exchange Commission
Subsidiary	Company controlled by YPF in accordance with the provisions of IFRS 10
Termap	Associate Terminales Marítimas Patagónicas S.A.
US$	U.S. dollar
US$/Bbl	U.S. dollar per barrel
Y-GEN I	Joint venture Y-GEN Eléctrica S.R.L.
Y-GEN II	Joint venture Y-GEN Eléctrica II S.R.L.
YPF Brasil	Subsidiary YPF Brasil Comércio Derivado de Petróleo Ltda.
YPF Chile	Subsidiary YPF Chile S.A.
YPF EE	Subsidiary YPF Energía Eléctrica S.A.
YPF Gas	Associate YPF Gas S.A.
YPF Holdings	Subsidiary YPF Holdings, Inc.
YPF International	Subsidiary YPF International S.A.
YPF or the Company	YPF Sociedad Anónima

YPF SP	Subsidiary YPF Servicios Petroleros S.A.
YTEC	Subsidiary YPF Tecnología S.A.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

LEGAL INFORMATION

Legal address

Macacha Güemes 515 – Ciudad Autónoma de Buenos Aires, Argentina

Fiscal year number 41

Beginning on January 1, 2017

Principal business of the Company

The Company’s purpose shall be to perform, on its own, through third parties or in association with third parties, the exploration, development and production of oil, natural gas and other minerals and refining, marketing and distribution of oil and petroleum products and direct and indirect petroleum derivatives, including petrochemicals, chemicals, including those derived from hydrocarbons, and non-fossil fuels, biofuels and their components, as well as production of electric power from hydrocarbons, through which it may manufacture, use, purchase, sell, exchange, import or export them. It shall also be the Company’s purpose to render, on its own, through a subsidiary or in association with third parties, telecommunications services in all forms and modalities authorized by the legislation in force after applying for the relevant licenses as required by the regulatory framework, as well as the production, industrialization, processing, commercialization, conditioning, transportation and stockpiling of grains and products derived from grains, as well as any other activity complementary to its industrial and commercial business or any activity which may be necessary to attain its object. In order to fulfill these objectives, the Company may set up, become associated with or have an interest in any public or private entity domiciled in the country or abroad, within the limits set forth in the Bylaws.

Filing with the Public Registry

Bylaws filed on February 5, 1991 under No. 404, Book 108, Volume “A”, Sociedades Anónimas, with the Public Registry of Buenos Aires City, in charge of the Argentine Registrar of Companies (Inspección General de Justicia); and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5109, Book 113, Volume “A”, Sociedades Anónimas, with the above mentioned Registry.

Duration of the Company

Through June 15, 2093.

Last amendment to the Bylaws

April 29, 2016 registered with the Argentine Registrar of Companies (Inspección General de Justicia) on December 21, 2016 under No. 25,244, Book 82 of Corporations.

Optional Statutory Regime related to Compulsory Tender Offer provided by Decree No. 677/2001 art. 24

Not incorporated (modified by Law No. 26,831).

Capital structure

393,312,793 shares of common stock, Argentine pesos 10 par value and 1 vote per share.

Subscribed, paid-in and authorized for stock exchange listing

3,933,127,930

MIGUEL ANGEL GUTIERREZ President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016 (UNAUDITED) (Amounts expressed in millions of Argentine Pesos)

	Notes	September 30, 2017	December 31, 2016
ASSETS
Noncurrent Assets
Intangible assets	8	9,032	8,114
Property, plant and equipment	9	334,670	308,014
Investments in associates and joint ventures	10	6,447	5,488
Deferred income tax assets, net	16	441	564
Other receivables	12	1,640	3,909
Trade receivables	13	392	87
Investment in financial assets	7	6,618	7,737

Total noncurrent assets		359,240	333,913

Current Assets
Inventories	11	25,040	21,820
Other receivables	12	11,644	13,456
Trade receivables	13	41,988	33,645
Investment in financial assets	7	7,491	7,548
Cash and cash equivalents	14	15,881	10,757

Total current assets		102,044	87,226

TOTAL ASSETS		461,284	421,139

SHAREHOLDERS’ EQUITY
Shareholders’ contributions		10,356	10,403
Reserves, other comprehensive income and retained earnings		120,266	108,352

Shareholders’ equity attributable to shareholders of the parent company		130,622	118,755

Non-controlling interest		286	(94)

TOTAL SHAREHOLDERS’ EQUITY		130,908	118,661

LIABILITIES
Noncurrent Liabilities
Provisions	15	56,116	47,358
Deferred income tax liabilities, net	16	44,033	42,465
Taxes payable		241	98
Loans	17	148,232	127,568
Other liabilities	18	368	336
Accounts payable	19	1,577	2,187

Total noncurrent liabilities		250,567	220,012

Current Liabilities
Provisions	15	1,818	1,994
Income tax liability		201	176
Taxes payable		6,518	4,440
Salaries and social security		3,384	3,094
Loans	17	24,430	26,777
Other liabilities	18	374	4,390
Accounts payable	19	43,084	41,595

Total current liabilities		79,809	82,466

TOTAL LIABILITIES		330,376	302,478

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		461,284	421,139

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

MIGUEL ANGEL GUTIERREZ President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE NINE-MONTH AND THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016 (UNAUDITED)

(Amounts expressed in millions of Argentine Pesos, except per share information, expressed in Pesos)

		For the nine-month periods ended September 30,		For the three-month periods ended September 30,
	Notes	2017	2016	2017	2016
Revenues	20	183,199	155,542	66,034	55,849
Cost	21	(151,581)	(130,978)	(56,108)	(48,028)

Gross profit		31,618	24,564	9,926	7,821

Selling expenses	22	(12,780)	(10,678)	(4,684)	(3,934)
Administrative expenses	22	(5,965)	(5,258)	(2,174)	(1,939)
Exploration expenses	22	(1,760)	(1,504)	(334)	(312)
Impairment of property, plant and equipment		—	(36,188)	—	(36,188)
Other operating results, net	23	(86)	1,422	316	(26)

Operating income		11,027	(27,642)	3,050	(34,578)

Income from equity interests in associates and joint ventures	10	546	373	432	110
Financial income	24	8,963	12,592	4,350	1,483
Financial loss	24	(18,865)	(18,234)	(7,297)	(6,064)
Other financial results	24	1,224	1,709	491	1,290

Financial results, net	24	(8,678)	(3,933)	(2,456)	(3,291)

Net income before income tax		2,895	(31,202)	1,026	(37,759)

Income tax	16	(2,185)	1,048	(780)	7,503

Net income (loss) for the period		710	(30,154)	246	(30,256)

Net income (loss) for the period attributable to:
- Shareholders of the parent company		330	(29,958)	93	(30,211)
- Non-controlling interest		380	(196)	153	(45)
Earnings (losses) per share basic and diluted	27	0.84	(76.49)	0.24	(77.14)
Other comprehensive income
Translation differences from investments in subsidiaries, associates and joint ventures(1)		(502)	(708)	(239)	(92)
Translation differences from YPF S.A. (2)		12,086	23,272	5,873	2,940

Total other comprehensive income for the period (3)		11,584	22,564	5,634	2,848

Total comprehensive income for the period		12,294	(7,590)	5,880	(27,408)

(1)	Will be reversed to net income at the moment of the sale of the investment or full or partial reimbursement of the capital.
(2)	Will not be reversed to net income.
(3)	Entirely assigned to the parent company’s shareholders.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

MIGUEL ANGEL GUTIERREZ President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016 (UNAUDITED)

(Amounts expressed in millions of Argentine Pesos)

	For the nine-month period ended September 30, 2017
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share-based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balances at the beginning of the fiscal year	3,923	6,085	10	16	61	(152)	(180)	640	10,403
Accrual of share-based benefit plans(4)	—	—	—	—	116	—	—	—	116
Repurchase of treasury shares	(3)	(4)	3	4	—	(100)	—	—	(100)
Settlement of share-based benefit plans (3)	4	4	(4)	(4)	(185)	158	(36)	—	(63)
As decided by the Shareholders’ Meeting on April 28, 2017 (2)	—	—	—	—	—	—	—	—	—
As decided by the Board of Directors on June 8, 2017 and July 9, 2017 ( (2)	—	—	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—

Balances at the end of the period	3,924	6,085	9	16	(8)	(94)	(216)	640	10,356

	For the nine-month period ended September 30, 2017
	Reserves								Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Initial IFRS adjustment	Other comprehensive income		Retained earnings	Shareholders of the parent company	Non-controlling interest	Total shareholders’ equity
Balances at the beginning of the fiscal year	2,007	5	24,904	490	3,648	105,529		(28,231)	118,755	(94)	118,661
Accrual of share-based benefit plans(4)	—	—	—	—	—	—		—	116	—	116
Repurchase of treasury shares	—	—	—	—	—	—		—	(100)	—	(100)
Settlement of share-based benefit plans(3)	—	—	—	—	—	—		—	(63)	—	(63)
As decided by the Shareholders’ Meeting on April 28, 2017 (2)	—	711	(24,904)	(390)	(3,648)	—		28,231	—	—	—
As decided by the Board of Directors on June 8, 2017 and July 9, 2017 ( (2)	—	—	—	—	—	—		—	—	—	—
Other comprehensive income	—	—	—	—	—	11,584		—	11,584	—	11,584
Net income	—	—	—	—	—	—		330	330	380	710

Balances at the end of the period	2,007	716	—	100	—	117,113	(1)	330	130,622	286	130,908

(1)	Includes 121,420 corresponding to the effect of the translation of the financial statements of YPF and (4,307) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar, as detailed in Note 2.b.1. to the annual consolidated financial statements.
(2)	See Note 26.
(3)	Net of employees’ income tax withholding related to the share-based benefit plans.
(4)	See Note 33.

MIGUEL ANGEL GUTIERREZ President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016 (UNAUDITED) (Cont.)

(Amounts expressed in millions of Argentine Pesos)

	For the nine-month period ended September 30, 2016
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share-based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balances at the beginning of the fiscal year	3,922	6,083	11	18	67	(277)	(115)	640	10,349
Accrual of share-based benefit plans(4)	—	—	—	—	108	—	—	—	108
Repurchase of treasury shares	(2)	(3)	2	3	—	(50)	—	—	(50)
Settlement of share-based benefit plans(3)	3	5	(3)	(5)	(152)	169	(65)	—	(48)
As decided by the Shareholders’ Meeting on April 29, 2016(2)	—	—	—	—	—	—	—	—	—
As decided by the Board of Directors on June 9, 2016(2)	—	—	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—

Balances at the end of the period	3,923	6,085	10	16	23	(158)	(180)	640	10,359

	For the nine-month period ended September 30, 2016
	Reserves								Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Initial IFRS adjustment	Other comprehensive income		Retained earnings	Shareholders of the parent company	Non-controlling interest	Total shareholders’ equity
Balances at the beginning of the fiscal year	2,007	5	21,264	440	3,648	78,115		4,585	120,413	48	120,461
Accrual of share-based benefit plans(4)	—	—	—	—	—	—		—	108	—	108
Repurchase of treasury shares	—	—	—	—	—	—		—	(50)	—	(50)
Settlement of share-based benefit plans(3)	—	—	—	—	—	—		—	(48)	—	(48)
As decided by the Shareholders’ Meeting on April 29, 2016(2)	—	889	3,640	50	—	—		(4,579)	—	—	—
As decided by the Board of Directors on June 9, 2016(2)	—	(889)	—	—	—	—		—	(889)	—	(889)
Other comprehensive income	—	—	—	—	—	22,564		—	22,564	—	22,564
Net income	—	—	—	—	—	—		(29,958)	(29,958)	(196)	(30,154)

Balances at the end of the period	2,007	5	24,904	490	3,648	100,679	(1)	(29,952)	112,140	(148)	111,992

(1)	Includes 104,254 corresponding to the effect of the translation of the financial statements of YPF and (3,575) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar, as detailed in Note 2.b.1.to the annual consolidated financial statements.
(2)	See Note 25 to the annual consolidated financial statements.
(3)	Net of employees’ income tax withholdings related to share-based benefit plans.
(4)	See Note 33.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

MIGUEL ANGEL GUTIERREZ President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016 (UNAUDITED) (Amounts expressed in millions of Argentine Pesos)

	For the nine-month periods ended September 30,
	2017	2016
Operating activities
Net income	710	(30,154)
Adjustments to reconcile net income to cash flows provided by operating activities:
Income from equity interest in associates and joint ventures	(546)	(373)
Depreciation of property, plant and equipment	37,454	34,411
Amortization of intangible assets	605	511
Retirement of property, plant and equipment and intangible assets and consumption of materials	3,218	3,601
Charge on income tax	2,185	(1,048)
Net increase in provisions	2,316	3,792
Impairment of property, plant and equipment	—	36,188
Exchange differences, interest and other (1)	7,249	2,193
Share-based benefit plan	116	108
Income from deconsolidation of subsidiaries	—	(1,528)
Changes in assets and liabilities:
Trade receivables	(7,827)	(15,393)
Other receivables	2,131	7,034
Inventories	(1,331)	(198)
Accounts payable	4,310	(2,787)
Taxes payables	2,196	(142)
Salaries and social security	293	290
Other liabilities	(480)	177
Decrease in provisions included in liabilities due to payment/use	(981)	(1,303)
Dividends received	328	521
Proceeds from collection of lost profit insurance	—	607
Income tax payments	(761)	(2,347)

Net cash flows provided by operating activities	51,185	34,160

Investing activities:(2)
Acquisition of property, plant and equipment and intangible assets	(43,951)	(46,970)
Contributions and acquisitions of interests in associates and joint ventures	(429)	(388)
Investments in financial assets	—	(2,168)
Loans to third parties	—	(2,093)
Proceeds from collection of insurance for damaged property	—	355
Interests received from financial assets	511	—
Proceeds from sale of financial assets	2,404	—

Net cash flows used in investing activities	(41,465)	(51,264)

Financing activities:(2)
Payments of loans	(24,877)	(49,442)
Payments of interest	(13,525)	(11,621)
Proceeds from loans	33,403	79,770
Repurchase of treasury shares	(100)	(50)
Contributions of non-controlling interests	—	50
Dividends paid	—	(889)

Net cash flows (used in) provided by financing activities	(5,099)	17,818

Translation differences provided by cash and cash equivalents	503	1,681

Deconsolidation of subsidiaries	—	(148)

Net increase in cash and cash equivalents	5,124	2,247

Cash and cash equivalents at the beginning of year	10,757	15,387
Cash and cash equivalents at the end of period	15,881	17,634

Net increase in cash and cash equivalents	5,124	2,247

(1)	Does not include exchange differences generated by cash and cash equivalents, which are disclosed separately in this statement.
(2)	The main investing and financing transactions that have not affected cash and cash equivalents correspond to:

	For the nine-month periods ended September 30,
	2017	2016
Acquisition of property, plant and equipment and concession extension easements not paid	4,673	4,783
Increase in investments in financial assets through a decrease in trade receivables and other receivables	—	9,918

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

MIGUEL ANGEL GUTIERREZ President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine Pesos, except for shares and per share amounts expressed in Argentine Pesos, or as otherwise indicated)

1. GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE BUSINESS OF THE GROUP

General information

YPF Sociedad Anónima is a sociedad anónima (stock corporation) incorporated under the laws in force in the Argentine Republic, with a registered office at Macacha Güemes 515, in the City of Buenos Aires.

YPF and its subsidiaries comprise the leading energy group in Argentina, which operates a fully integrated oil and gas chain with leading market positions across the domestic Upstream and Downstream segments.

Structure and organization of the economic group

The following chart shows the organizational structure, including the main companies of the Group, as of September 30, 2017:

(1)	Held directly and indirectly.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

1. GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE BUSINESS OF THE GROUP (Cont.)

Organization of the business

As of September 30, 2017, the Group carries out its transactions and operations in accordance with the following structure:

•	Upstream;

•	Gas and Power;

•	Downstream;

•	Central administration and others, which covers the remaining activities not included in the previous categories.

Activities covered by each business segment are detailed in Note 6.

Almost all operations, properties and clients are located in Argentina. However, the Group holds equity interests in one exploratory area in Chile and Bolivia. The Group also sells lubricants and derivatives in Brazil and Chile.

2. BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2.a) Basis of preparation

The condensed interim consolidated financial statements of YPF and its subsidiaries for the nine-month period ended September 30, 2017, are presented in accordance with IAS 34 “Interim Financial Reporting”. The adoption of the IFRS as issued by the IASB was determined by the Technical Resolution No. 26 (ordered text) issued by FACPCE and CNV regulations.

Also, some additional information required by the LGS and/or regulations of the CNV was included. Such information is contained in the Notes to these condensed interim consolidated financial statements only to comply with regulatory requirements.

These condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Group as of December 31, 2016 prepared in accordance with IFRS.

These condensed interim consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on November 8, 2017.

These condensed interim consolidated financial statements corresponding to the nine-month period ended on September 30, 2017 are unaudited. The Company´s Management believes they have included all necessary adjustments to reasonably present the results of each period on a basis consistent with the audited annual consolidated financial statements. Income for the nine-month period ended on September 30, 2017 does not necessarily reflect the proportion of the Group’s full-year income.

2.b) Significant Accounting Policies

The accounting policies adopted in the preparation of these condensed interim consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements, except for the valuation policy for Income Tax detailed in Note 16. The most significant accounting policies are described in Note 2.b) to the annual consolidated financial statements.

Adoption of new standards and interpretations effective January 1, 2017

The Group has adopted the new and revised standards and interpretations issued by the IASB that are relevant to its operations and that are to be applied effective as of September 30, 2017, as described in Note 2.b.24) to the annual consolidated financial statements. These new and revised standards and interpretations had no impact on these condensed interim consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

2. BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Functional and reporting currency

As mentioned in Note 2.b.1. to the annual consolidated financial statements, YPF has defined the U.S. dollar as its functional currency. In addition, according to CNV Resolution No. 562, YPF must present its financial statements in Argentine pesos.

2.c) Accounting Estimates and Judgments

The preparation of financial statements at a certain date requires Management to make estimates and assessments affecting the amount of assets and liabilities recorded, contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual future results might differ from the estimates and assessments made as of the date of preparation of these condensed interim consolidated financial statements.

In preparing these condensed interim consolidated financial statements, significant estimates and judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were consistent with those applied by the Group in the preparation of the annual consolidated financial statements, which are disclosed in Notes 2.b) and 2.c) to the annual consolidated financial statements.

2.d) Comparative information

Amounts and other information corresponding to the year ended on December 31, 2016 and to the nine-month period ended on September 30, 2016 are an integral part of these condensed interim consolidated financial statements and are intended to be read only in relation to these financial statements.

3. SEASONALITY OF OPERATIONS

Historically, the Group’s results have been subject to seasonal fluctuations during the year, particularly as a result of the increase in natural gas sales during the winter. After the 2002 devaluation of the Argentine peso, and as a consequence of the natural gas price freeze imposed by the Argentine government, the use of natural gas has been diversified, generating an increase in demand throughout the entire year. However, sales of natural gas are still typically higher in the winter for the residential sector of the Argentine domestic market, which has lower prices than other sectors of the Argentine market. Notwithstanding the foregoing, under the “Additional Injection Stimulus Program” (see Note 30.h) to the annual consolidated financial statements), gas producing companies were invited to file with the MINEM before June 30, 2013 projects to increase natural gas injection, in order to receive an increased price of US$ 7.50 /MMBTU for all additional natural gas injected. These projects shall comply with the minimum requirements established in the aforementioned Program, and will be subject to approval by the MINEM, including a maximum period of five years, renewable at the request of the beneficiary, upon the decision of the MINEM. If the beneficiary company does not reach the committed production increase in a given month, it will have to make up for such volumes not produced. The natural gas pricing program was incorporated into the Hydrocarbons Law, as modified by Law No. 27,007.

In view of the foregoing, seasonality of the Group operations is not significant.

4. ACQUISITIONS AND DISPOSITIONS

During the nine-month period ended September 30, 2017, there have been no significant acquisitions or dispositions.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

5. FINANCIAL RISK MANAGEMENT

The Group’s activities are exposed to a variety of financial risks: market risk (including foreign currency risk, interest rate risk and price risk), credit risk and liquidity risk. The Group maintains an organizational structure and systems that allow for the identification, measurement and control of the risks to which it is exposed.

The condensed interim consolidated financial statements do not include all the information and disclosures on financial risk management; therefore, they should be read in conjunction with the Group’s annual consolidated financial statements.

There have been no significant changes in the risk management or risk management policies applied by the Group since the last year end. See Note 4 to the annual consolidated financial statements and Note 31 to these condensed interim consolidated financial statements.

6. SEGMENT INFORMATION

The different segments in which the Group is organized take into consideration the different activities from which the Group obtains income and incurs expenses. The aforementioned organizational structure is based on the way in which the highest authority in the decision-making process analyzes the main financial and operating magnitudes while making decisions about resource allocation and performance assessment also considering the Group’s business strategy.

Upstream

The Upstream segment carries out all activities related to the oil and natural gas exploration, development and production.

It obtains its revenues from (i) the sale of produced oil to the Downstream segment and, marginally, from its sale to third parties; and (ii) the sale of produced gas to the Gas and Power segment, which includes the receipt of incentives from the Natural Gas Additional Injection Stimulus Program.

Gas and Power

On March 15, 2016, the Gas and Power Executive Vice-presidency was created, and during the previous fiscal year, the complete scope of management of this new business unit was determined.

The Gas and Power segment obtains its income from the development of activities related to: (i) the natural gas commercialization to third parties and the Downstream segment, (ii) the commercial and technical operation of LNG regasification terminals in Bahía Blanca and Escobar, by hiring two regasification vessels, (iii) the natural gas distribution, and (iv) the generation of conventional and renewable electricity.

In addition to the proceeds derived from the sale of natural gas to third parties and the intersegment, which is then recognized as a “purchase” to the Upstream segment, Gas and Power accrues a fee in its favor with the Upstream segment to carry out such commercialization.

The Gas and Power Executive Vice-presidency assumed, as of 2017, all responsibility for the administration and management of collections related to the Natural Gas Additional Injection Stimulus Program, and therefore began to record revenues derived from sales in the segment, to later be transferred to the Upstream segment as an intersegment operation.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

6. SEGMENT INFORMATION (Cont.)

Downstream

The Downstream segment develops activities related to: (i) oil refining and petrochemical production, (ii) commercialization of refined and petrochemical products obtained from such processes, (iii) logistics related to the transportation of oil and gas to refineries and the transportation and distribution of refined and petrochemical products to be marketed in the different sales channels.

It obtains its income from the marketing mentioned in item (ii) above, which is developed through the Retail, Industry, Agro, LPG, Chemicals and Lubricants and Specialties businesses.

It incurs in all expenses related to the aforementioned activities, including the oil purchase from the Upstream segment and third parties and the natural gas to be consumed in the refinery and petrochemical industrial complexes from the Gas and Power segment.

Central Administration and Others

It covers other activities, not falling into the aforementioned categories, mainly including corporate administrative expenses and assets and construction activities.

Sales between business segments were made at internal transfer prices established by the Group, which generally seek to approximate market prices.

Operating income and assets for each segment have been determined after consolidation adjustments.

As required by IFRS 8, comparative information has been given retroactive effect by the creation of the new segment.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

6. SEGMENT INFORMATION (Cont.)

	Upstream		Gas and Power	Downstream	Central Administration and Others	Consolidation Adjustments(1)	Total
For the nine-month period ended September 30, 2017
Revenues from sales	473		43,772	138,942	1,903	(1,891)	183,199
Revenues from intersegment sales	83,845		2,900	694	5,165	(92,604)	—

Revenues	84,318		46,672	139,636	7,068	(94,495)	183,199

Operating income (loss)	375		3,064	10,661	(2,814)	(259)	11,027
Income from equity interests in associates and joint ventures	—		353	193	—	—	546
Depreciation of property, plant and equipment	31,497	(2)	197	5,027	733	—	37,454
Acquisition of property, plant and equipment	31,852		2,605	5,648	777	—	40,882
Assets	234,575		48,463	139,815	39,844	(1,413)	461,284
For the nine-month period ended September 30, 2016
Revenues from sales	15,620		18,335	119,801	1,786	—	155,542
Revenues from intersegment sales	69,645		2,287	598	5,273	(77,803)	—

Revenues	85,265		20,622	120,399	7,059	(77,803)	155,542

Operating income (loss)	(28,980)		1,183	2,573	(617)	(1,801)	(27,642)
Income from equity interests in associates and joint ventures	—		159	214	—	—	373
Depreciation of property, plant and equipment	29,795	(2)	217	3,795	604	—	34,411
Impairment of property, plant and equipment	36,188		—	—	—	—	36,188
Acquisition of property, plant and equipment	35,329		1,257	6,516	1,134	—	44,236
As of December 31, 2016
Assets	236,173		25,866	125,536	34,739	(1,175)	421,139

(1)	Corresponds to the elimination of income among segments of the YPF Group.
(2)	Includes depreciation of charges for impairment of property, plant and equipment.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

7. FINANCIAL INSTRUMENTS BY CATEGORY

Fair value measurements

Fair value measurements are described in Note 6 to the annual consolidated financial statements

The tables below show the Group’s financial assets measured at fair value as of September 30, 2017 and December 31, 2016, and their allocation to their fair value hierarchies:

	As of September 30, 2017
Financial assets	Level 1		Level 2	Level 3	Total
Investments in financial assets:
- Mutual funds	—		—	—	—
- Government securities	14,109	(1)	—	—	14,109

	14,109		—	—	14,109

Cash and cash equivalents:
- Mutual funds	9,227		—	—	9,227

	9,227		—	—	9,227

	23,336		—	—	23,336

	As of December 31, 2016
Financial assets	Level 1		Level 2	Level 3	Total
Investments in financial assets:
- Mutual funds	53		—	—	53
- Government securities	15,232	(1)	—	—	15,232

	15,285		—	—	15,285

Cash and cash equivalents:	2,808		—	—	2,808

- Mutual funds	2,808		—	—	2,808

	18,093		—	—	18,093

(1)	As of September 30, 2017, 6,618 has been classified as noncurrent and 7,491 as current. As of December 31, 2016, 7,737 has been classified as noncurrent and 7,495 as current.

The Group has no financial liabilities at fair value through profit or loss.

Fair value estimates

From December 31, 2016 until September 30, 2017, there have been no significant changes in the commercial or economic circumstances affecting the fair value of the Group’s assets and financial liabilities, whether measured at fair value or amortized cost.

During the nine-month period ended September 30, 2017, there were no transfers between the different hierarchies used to determine the fair value of the Group’s financial instruments.

Fair value of financial assets and financial liabilities measured at amortized cost

The estimated fair value of loans, considering unadjusted listed prices (Level 1) for Negotiable Obligations and interest rates offered to the Group (Level 3) in connection with the remaining financial loans, amounted to 181,202 and 157,133 as of September 30, 2017 and December 31, 2016, respectively.

The fair value of the following financial assets and financial liabilities do not differ significantly from their book value:

•	Other receivable

•	Trade receivables

•	Cash and cash equivalents

•	Accounts payable

•	Other liabilities

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

8. INTANGIBLE ASSETS

Changes in the Group’s intangible assets for the nine-month period ended September 30, 2017 and the year ended December 31, 2016 are as follows:

	Service concession	Exploration rights	Other intangibles	Total
Cost	9,527	2,990	4,260	16,777
Accumulated amortization	5,553	155	3,710	9,418

Balances as of December 31, 2015	3,974	2,835	550	7,359

Cost
Increases	642	75	171	888
Translation effect	2,127	612	936	3,675
Decreases and reclassifications	(547)	(584)	127	(1,004)
Accumulated amortization
Increases	437	—	280	717
Translation effect	1,245	—	848	2,093
Decreases and reclassifications	—	(6)	—	(6)
Cost	11,749	3,093	5,494	20,336
Accumulated amortization	7,235	149	4,838	12,222

Balances as of December 31, 2016	4,514	2,944	656	8,114

Cost
Increases	563	—	96	659
Translation effect	1,082	264	489	1,835
Decreases and reclassifications	(13)	(149)	187	25
Accumulated amortization
Increases	444	—	161	605
Translation effect	674	—	453	1,127
Decreases and reclassifications	1	(149)	17	(131)
Cost	13,381	3,208	6,266	22,855
Accumulated amortization	8,354	—	5,469	13,823

Balances as of September 30, 2017	5,027	3,208	797	9,032

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

9. PROPERTY, PLANT AND EQUIPMENT

	September 30, 2017	December 31, 2016
Net book value of property, plant and equipment	368,855	345,679
Provision for obsolescence of materials and equipment	(1,578)	(1,380)
Provision for impairment of property, plant and equipment	(32,607)	(36,285)

	334,670	308,014

Changes in Group’s property, plant and equipment for the nine-month period ended September 30, 2017 and the year ended December 31, 2016 are as follows:

	Land and buildings	Mining property, wells and related equipment		Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Electric power generation facilities	Other property	Total
Cost	13,949	458,066		69,429	3,650	13,478	76,803	3,647	5,603	10,778	2,931	1,573	8,291	668,198
Accumulated depreciation	5,920	324,922		41,138	2,392	—	—	—	4,699	6,921	1,181	1,283	5,620	394,076

Balances as of December 31, 2015	8,029	133,144		28,291	1,258	13,478	76,803	3,647	904	3,857	1,750	290	2,671	274,122

Cost
Increases	140	3,831		1	3	6,968	52,610	1,392	25	—	—	2	76	65,048
Translation effect	2,975	104,086		16,601	802	2,494	14,602	626	1,260	2,430	—	—	1,658	147,534
Decreases and reclassifications	1,365	59,645		26,529	1,096	(8,701)	(91,342)	(3,687)	1,201	1,138	260	187	(60)	(12,369)
Accumulated depreciation
Increases	360	40,729		4,312	414	—	—	—	668	642	75	111	318	47,629
Translation effect	1,257	73,288		9,288	516	—	—	—	1,052	1,558	—	—	1,142	88,101
Decreases and reclassifications	(40)	(6,937)		(3)	(37)	—	— —		(18)	(2)	45	—	(82)	(7,074)
Cost	18,429	625,628		112,560	5,551	14,239	52,673	1,978	8,089	14,346	3,191	1,762	9,965	868,411
Accumulated depreciation	7,497	432,002		54,735	3,285	—	—	—	6,401	9,119	1,301	1,394	6,998	522,732

Balances as of December 31, 2016	10,932	193,626	(1)	57,825	2,266	14,239	52,673	1,978	1,688	5,227	1,890	368	2,967	345,679

Cost
Increases	45	608		42	63	4,995	33,410	1,550	10	—	—	1	158	40,882
Translation effect	1,563	57,456		10,049	516	1,105	4,758	171	730	1,395	—	—	843	78,586
Decreases and reclassifications	(158)	20,841		626	764	(5,049)	(23,646)	(1,060)	481	1,493	160	5	107	(5,436)
Accumulated depreciation
Increases	325	37,827		3,919	455	—	—	—	508	616	60	51	228	43,989
Translation effect	662	40,794		5,051	305	—	—	—	592	852	—	—	591	48,847
Decreases and reclassifications	(59)	(942)		(953)	(35)	—	—	—	32	(1)	—	—	(22)	(1,980)
Cost	19,879	704,533		123,277	6,894	15,290	67,195	2,639	9,310	17,234	3,351	1,768	11,073	982,443
Accumulated depreciation	8,425	509,681		62,752	4,010	—	—	—	7,533	10,586	1,361	1,445	7,795	613,588

Balances as of September 30, 2017	11,454	194,852	(1)	60,525	2,884	15,290	67,195 (2)	2,639	1,777	6,648	1,990	323	3,278	368,855

(1)	Includes 9,881 and 9,147 of mining property as of September 30, 2017 and December 31, 2016, respectively.
(2)	As of September 30, 2017, there are 35 exploratory wells in progress. During the nine-month period ended on such date, 25 wells were drilled, 17 wells were charged to exploratory expenses and 10 wells have been transferred to properties with proven reserves in the Mining property, wells and related equipment account.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

9. PROPERTY, PLANT AND EQUIPMENT (Cont.)

The Group capitalizes the financial cost as part of the cost of the assets. For the nine-month periods ended September 30, 2017 and 2016, the rate of capitalization was 11.84% and 12.91%, respectively, and the amount capitalized amounted to 543 and 1,043, respectively for the periods mentioned above.

Set forth below is the evolution of the provision for obsolescence of materials and equipment for the nine-month periods ended September 30, 2017 and 2016:

	For the nine-month periods ended September 30,
	2017	2016
Amount at beginning of year	1,380	762
Increase charged to expenses	6	22
Amounts incurred due to utilization	(6)	—
Transfers and other movements	65	—
Translation differences	133	139

Amount at end of period	1,578	923

Set forth below is the evolution of the provision for impairment of property, plant and equipment for nine-month periods ended on September 30, 2017 and 2016:

	For the nine-month periods ended September 30,
	2017	2016
Amount at beginning of year	36,285	2,455
Increase charged to expenses	—	36,188
Depreciation(1)	(6,535)	(439)
Translation differences	2,857	411
Deconsolidation of subsidiaries	—	(105)

Amount at end of period	32,607	38,510

(1)	Included in “Depreciation of property, plant and equipment” in Note 22.

10. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The Group does not participate in subsidiaries with a significant non-controlling interest. Furthermore, no investments in associates or joint ventures are deemed individually material.

The following table shows the value of the investments in associates and joint ventures at an aggregate level, considering that none of the individual companies is material, as of September 30, 2017 and December 31, 2016:

	September 30, 2017	December 31, 2016
Amount of investments in associates	1,656	1,478
Amount of investments in joint ventures	4,803	4,022
Provision for impairment of investments in associates and joint ventures	(12)	(12)

	6,447	5,488

Disclosed in investments in associates and joint ventures	6,447	5,488

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

10. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont.)

The main movements during the nine-month periods ended September 30, 2017 and 2016, which affected the value of the aforementioned investments, correspond to:

	For the nine-month periods ended September 30,
	2017	2016
Amount at the beginning of year	5,488	4,372
Acquisitions and contributions	448	388
Income on investments in associates and joint ventures	546	373
Translation differences	295	483
Distributed dividends	(328)	(521)
Reduced capital in associates	(2)	—

Amount at the end of period	6,447	5,095

The following table shows the principal amounts of the results of the investments in associates and joint ventures of the Group, calculated according to the equity value therein, for the nine-month periods ended September 30, 2017 and 2016. The Group has adjusted, if applicable, the values reported by these companies to adapt them to the accounting criteria used by the Group for the valuation equity method in the aforementioned dates:

	Associates		Joint ventures
	For the nine-month periods ended September 30,		For the nine-month periods ended September 30,
	2017	2016	2017	2016
Net income	285	173	261	200
Other comprehensive income	23	25	272	458

Comprehensive income for the period	308	198	533	658

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

10. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont.)

The following table shows information of the subsidiaries:

	Information of the issuer
	Description of the Securities						Last Financial Statements Available
Name and Issuer	Class	Face Value		Amount	Main Business	Registered Address	Date	Capital stock		Net profit (loss)	Equity	Holding in Capital Stock
Subsidiaries:(9)
YPF International S.A.(7)	Common		Bs.100	66,897	Investment	La Plata Street 19, Santa Cruz de la Sierra, República de Bolivia	09-30-17	15		(1)	24	100.00%
YPF Holdings Inc.(7)	Common	US$	0.01	810,614	Investment and finance	10333 Richmond Avenue I, Suite 1050, TX, U.S.A.	09-30-17	13,989		(405)	(3,441)	100.00%
Operadora de Estaciones de Servicios S.A.	Common		$1	163,701,747	Commercial management of YPF’s gas stations	Macacha Güemes 515, Buenos Aires, Argentina	09-30-17	164		407	605	99.99%
A-Evangelista S.A.	Common		$1	307,095,088	Engineering and construction services	Macacha Güemes 515, Buenos Aires, Argentina	09-30-17	307		64	1,188	100.00%
YPF Servicios Petroleros S.A.	Common		$1	50,000	Wells perforation and/or reparation services	Macacha Güemes 515, Buenos Aires, Argentina	09-30-17	—	(8)	(237)	(255)	100.00%
Metrogas S.A.	Common		$1	398,419,700	Providing the public service of natural gas distribution	Gregorio Aráoz de Lamadrid 1360, Buenos Aires, Argentina.	09-30-17	569		1,031	8,045	70.00%
YPF Energía Eléctrica S.A.	Common		$1	2,381,228,100	Exploration, development, industrialization and marketing of hydrocarbons, and generation, transportation and marketing of electric power	Macacha Güemes 515, Buenos Aires, Argentina	09-30-17	30		641	3,154	100.00%
YPF Chile S.A.(7)	Common		—	50,968,649	Lubricants and aviation fuels trading and hydrocarbons research and exploration	Villarica 322; Módulo B1, Qilicura, Santiago	09-30-17	788		(109)	1,280	100.00%
YPF Tecnología S.A.	Common		$1	234,291,000	Investigation, development, production and marketing of technologies, knowledge, goods and services	Macacha Güemes 515, Buenos Aires, Argentina	09-30-17	459		31	684	51.00%
YPF Europe B.V.(7)	Common	US$	0.01	15,660,437,309	Investment and finance	Prins Bernardplein 200, 1097 JB, Amsterdam, Holanda	12-31-16	—	(8)	132	12	100.00%
YSUR Inversora S.A.U. (7)(10)	—		—	—	Investment	Macacha Güemes 515, Buenos Aires, Argentina	12-31-16	2,657		(1)	5,397	100.00%
YSUR Inversiones Petroleras S.A.U. (7)(10)	—		—	—	Investment	Macacha Güemes 515, Buenos Aires, Argentina	12-31-16	230		— (8)	391	100.00%
YSUR Petrolera Argentina S.A. (7)(10)	—		—	—	Exploration, extraction, exploitation, storage, transportation, industrialization and marketing of hydrocarbons, as well as other operations related thereto	Macacha Güemes 515, Buenos Aires, Argentina	12-31-16	634		106	570	100.00%
Compañía de Inversiones Mineras S.A.	Common		$1	17,043,060	Exploration, exploitation, processing, management, storage and transport of all types of minerals; assembly, construction and operation of facilities and structures and processing of products related to mining	Macacha Güemes 515, Buenos Aires, Argentina	09-30-17	236		(10)	192	100.00%

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

10. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont.)

The following table shows the investments in associates and joint ventures:

	09-30-2017													12-31-2016
						Information of the issuer
	Description of the Securities							Last Financial Statements Available
Name and Issuer	Class	Face Value	Amount	Book value(3)	Cost (2)	Main Business	Registered Address	Date	Capital stock	Net profit (loss)	Equity	Holding in Capital Stock		Book Value(3)
Joint ventures:
Compañía Mega S.A.(7) (6)	Common	$1	244,246,140	1,379	—	Separation, fractionation and transportation of natural gas liquids	San Martín 344, P. 10º, Buenos Aires, Argentina	06-30-17	643	762	2,072	38.00%		1,208
Profertil S.A.(7)	Common	$1	391,291,320	2,151	—	Production and marketing of fertilizers	Alicia Moreau de Justo 740, P. 3, Buenos Aires, Argentina	06-30-17	783	60	1,112	50.00%		1,897
Refinería del Norte S.A.	Common	$1	45,803,655	460	—	Refining	Maipú 1, P. 2º, Buenos Aires, Argentina	06-30-17	92	(33)	957	50.00%		468

				3,990	—									3,573

Associates:
Oleoductos del Valle S.A.	Common	$10	4,072,749	212	—	Oil transportation by pipeline	Florida 1, P. 10º, Buenos Aires, Argentina	09-30-17	110	135	576	37.00%		174	(1)
Terminales Marítimas Patagónicas S.A.	Common	$10	476,034	101	—	Oil storage and shipment	Av. Leandro N. Alem 1180, P. 11º, Buenos Aires, Argentina	06-30-17	14	12	296	33.15%		94
Oiltanking Ebytem S.A.	Common	$10	351,167	176	—	Hydrocarbon transportation and storage	Terminal Marítima Puerto Rosales – Provincia de Buenos Aires, Argentina.	09-30-17	12	173	204	30.00%		184
Gasoducto del Pacífico (Argentina) S.A.	Preferred	$1	15,579,578	41	—	Gas transportation by pipeline	San Martín 323, P.13°, Buenos Aires, Argentina	12-31-16	156	100	329	10.00%		33
Central Dock Sud S.A.	Common	$0.01	11,869,095,145	210	126	Electric power generation and bulk marketing	Pasaje Ingeniero Butty 220, P.16°, Buenos Aires, Argentina	03-31-17	1.231	46	1,865	10.25	%(5)	175
Inversora Dock Sud S.A.	Common	$1	355,270,303	651	415	Investment and finance	Pasaje Ingeniero Butty 220, P.16°, Buenos Aires, Argentina	03-31-17	829	32	1,343	42.86%		569
Oleoducto Trasandino (Argentina) S.A.	Preferred	$1	12,135,167	40	—	Oil transportation by pipeline	Macacha Güemes 515, P.3º, Buenos Aires, Argentina	06-30-17	34	5	115	36.00%		37
YPF Gas S.A	Common	$1	175,997,158	194	—	Gas fractionation, bottling, distribution and transport for industrial and/or residential use	Macacha Güemes 515, P.3º, Buenos Aires, Argentina	06-30-17	176	96	764	34.00%		172
Other companies:
Other (4)	—	— —	—	844	132	—	—	—	—	—	—	—		489

				2,469	673									1,927

				6,459	673									5,500

(1)	Holding shareholder’s equity, net of intercompany profits (losses).
(2)	Cost net of cash dividends and stock redemption.
(3)	Holding in shareholders’ equity plus adjustments to conform to YPF accounting principles.
(4)	Includes Gasoducto del Pacífico (Cayman) Ltd., A&C Pipeline Holding Company, Poligás Luján S.A.C.I.,Oleoducto Transandino (Chile) S.A., Bizoy S.A., Civeny S.A., Bioceres S.A., Y-GEN Eléctrica S.R.L., Y-GEN Eléctrica II S.R.L., Y-GEN Eléctrica III S.R.L., Y-GEN Eléctrica IV S.R.L. and Petrofaro S.A.
(5)	Additionally, the Group has a 29.99% indirect holding in capital stock through Inversora Dock Sud S.A.
(6)	As stipulated by shareholders’ agreement, joint control is held in this company by shareholders.
(7)	The U.S. dollar has been defined as the functional currency of this company.
(8)	No value is disclosed as the carrying value is less than 1.
(9)	In addition, Compañía Minera de Argentina S.A., YPF Services USA Corp., YPF Brasil Comércio Derivado de Petróleo Ltda., Wokler Investment S.A., YPF Colombia S.A.S., Miwen S.A., Eleran Inversiones 2011 S.A.U., Lestery S.A., Energía Andina S.A., YPF Resources Netherlands B.V., Bajo del Toro I S.R.L. and Bajo del Toro II S.R.L. are consolidated.
(10)	Companies merged with YPF.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

11. INVENTORIES

	September 30, 2017		December 31, 2016
Refined products	15,504		13,390
Crude oil and natural gas	7,264		6,551
Products in process	563		411
Construction works in progress for third parties	195		12
Raw materials, packaging materials and others	1,514		1,456

	25,040	(1)	21,820	(1)

(1)	As of September 30, 2017 and December 31, 2016, the cost of inventories does not exceed their realization net value.

12. OTHER RECEIVABLES

	September 30, 2017		December 31, 2016
	Noncurrent	Current	Noncurrent	Current
Trade	69	2,005	—	1,733
Tax credit and export rebates	302	3,227	291	4,648
Loans to third parties and balances with related parties (1)	634	1,107	2,495	1,703
Collateral deposits	1	241	17	214
Prepaid expenses	136	971	159	702
Advances and loans to employees	16	371	12	335
Advances to suppliers and custom agents (2)	—	2,461	—	1,691
Receivables with partners in JO and consortia	684	741	816	1,361
Miscellaneous	34	564	134	1,111

	1,876	11,688	3,924	13,498
Provision for other doubtful receivables	(236)	(44)	(15)	(42)

	1,640	11,644	3,909	13,456

(1)	See Note 32 for information about related parties.
(2)	Includes among others, advances to customs agents for the payment of taxes and import rights related to the imports of fuels and goods.

13. TRADE RECEIVABLES

	September 30, 2017		December 31, 2016
	Noncurrent	Current	Noncurrent	Current
Accounts receivable and related parties (1)	392	43,227	87	34,729
Provision for doubtful trade receivables	—	(1,239)	—	(1,084)

	392	41,988	87	33,645

(1)	See Note 32 for information about related parties.

Changes in the provision for doubtful trade receivables

	For the nine-month periods ended September 30,
	2017	2016
Amount at beginning of year	1,084	848
Increases charged to expenses	97	130
Decreases charged to income	(120)	(26)
Amounts incurred due to payment/utilization	(2)	—
Other movements	117	—
Translation differences	63	84

Amount at end of period	1,239	1,036

14. CASH AND CASH EQUIVALENTS

	September 30, 2017	December 31, 2016
Cash and banks	6,639	7,922
Short-term investments	15	27
Financial assets at fair value through profit or loss (1)	9,227	2,808

	15,881	10,757

(1)	See Note 7.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

15. PROVISIONS

Changes in the Group’s provisions for the nine-month period ended September 30, 2017 and for the fiscal year ended December 31, 2016 are as follows:

	Provision for pending lawsuits and contingencies		Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations		Provision for pensions		Total
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Amount as of December 31, 2015	10,375	149	1,620	1,400	27,380	429	248	31	39,623	2,009

Increases charged to expenses	1,579	335	962	32	3,023	—	97	—	5,661	367
Decreases charged to income	(158)	(258)	—	—	(10)	(77)	(1)	—	(169)	(335)
Amounts incurred due to payments/utilization	9	(239)	—	(869)	(48)	(584)	—	(13)	(39)	(1,705)
Exchange and translation differences, net	1,221	7	159	52	6,245	94	26	3	7,651	156
Deconsolidation of subsidiaries	(2,213)	(11)	(1,351)	(607)	(515)	—	(357)	(34)	(4,436)	(652)
Reclassifications and other movements	(1,608)	586	(860)	860	1,548	695	(13)	13	(933)	2,154

Amount as of December 31, 2016	9,205	569	530	868	37,623	557	—	—	47,358	1,994

Increases charged to expenses	1,403	61	415	—	2,166	—	—	—	3,984	61
Decreases charged to income	(1,417)	(290)	(6)	—	(2)	1	—	—	(1,425)	(289)
Amounts incurred due to payments/utilization	(15)	(89)	—	(505)	—	(372)	—	—	(15)	(966)
Exchange and translation differences, net	676	46	—	—	3,545	36	—	—	4,221	82
Reclassifications and other movements	2,755 (1)	174	(539)	539	(223)	223	—	—	1,993	936

Amount as of September 30, 2017	12,607	471	400	902	43,109	445	—	—	56,116	1,818

(1)	Includes 2,932 of reclassifications from Other liabilities. See Note 18.

Provisions for lawsuits, claims and environmental liabilities are described in Note 14 to the annual consolidated financial statements.

No significant new provisions have been identified for the nine-month period ended on September 30, 2017, nor have there been amendments to the evaluations of the ongoing matters as of December 31, 2016, except for the provisions in Note 28.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

16. INCOME TAX

According to IAS 34, income tax expense is recognized in each interim period based on the best estimate of the effective income tax rate expected as of year-end. Amounts calculated for income tax expense for the nine-month period ended September 30, 2017 may need to be adjusted in subsequent periods if, based on new factors of judgment, the estimate of the effective expected income tax rate changes.

The calculation of the income tax expense accrued for the nine-month periods ended September 30, 2017 and 2016 is as follows:

	For the nine-month periods ended September 30,
	2017	2016
Current income tax	(540)	(546)
Deferred income tax	(1,645)	1,594

	(2,185)	1,048

The reconciliation between the charge to income for income tax for the nine-month periods ended September 30, 2017 and 2016 and the one that would result from applying the prevailing tax rate on net income before income tax arising from the consolidated statements of comprehensive income for each year is as follows:

	For the nine-month periods ended September 30,
	2017	2016
Net income before income tax	2,895	(31,202)
Statutory tax rate	35%	35%

Statutory tax rate applied to net income before income tax	(1,013)	10,921
Effect of the valuation of property, plant and equipment and intangible assets measured in their functional currency	(7,015)	(18,302)
Exchange differences	6,225	9,861
Effect of the valuation of inventories measured in their functional currency	(743)	(1,505)
Income on investments in associates and joint ventures	191	131
Miscellaneous	170	(58)

Income tax expense	(2,185)	1,048

The following deferred tax assets have not been recorded, as they do not meet the criteria for recording under IFRS:

•	As of September 30, 2017, 179 corresponding to tax credits from subsidiaries’ accumulated tax losses, which expire in 2017.

•	As of December 31, 2016, 1,138 corresponding to tax credits from subsidiaries’ accumulated tax losses, of which 1,090 have expiration dates from 2017 and 48 have indeterminate expiration dates.

Breakdown of deferred tax as of September 30, 2017 and December 31, 2016 is as follows:

	September 30, 2017	December 31, 2016
Deferred tax assets
Provisions and other non-deductible liabilities	3,259	3,607
Tax losses carryforward and other tax credits	3,438	3,837
Miscellaneous	104	82

Total deferred tax assets	6,801	7,526

Deferred tax liabilities
Property, plant and equipment	(46,592)	(45,579)
Miscellaneous	(3,801)	(3,848)

Total deferred tax liabilities	(50,393)	(49,427)

Total deferred tax, net	(43,592)	(41,901)

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

16. INCOME TAX (Cont.)

As of September 30, 2017 and December 31, 2016, the Group has classified as deferred tax assets for 441 and 564, respectively, and as deferred tax liability 44,033 and 42,465, respectively, all of which arise from the net deferred tax balances of each of the separate companies included in these condensed interim consolidated financial statements.

As of September 30, 2017 and December 31, 2016, the causes that generate allocations to Other comprehensive income, did not create temporary differences for income tax.

17. LOANS

					September 30, 2017		December 31, 2016
	Interest rate (1)			Maturity	Noncurrent	Current	Noncurrent	Current
Argentine pesos:
Negotiable obligations	16.50%	-	25.83%	2017-2024	32,454	4,242	29,194	4,400
Financial loans(3)	20.00%	-	24.44%	2017-2021	823	2,774	2,416	1,459
Account overdraft	—		—	—	—	—	—	4,037	(5)

					33,277	7,016	31,610	9,896

Currencies other than the Argentine peso:
Negotiable obligations(2)(4) (6)	3.50%	-	10.00%	2017-2028	106,495	3,014	86,116	4,360
Export pre-financing	0.95%	-	8.22%	2017-2019	353	6,595	1,908	6,491
Imports financing	1.60%	-	4.65%	2017-2018	—	3,172	—	2,439
Loans(6)	1.00%	-	8.55%	2017-2025	8,107	4,633	7,934	3,591

					114,955	17,414	95,958	16,881

					148,232	24,430	127,568	26,777

(1)	Annual interest rate in force as of September 30, 2017.
(2)	Disclosed net of 716 and 672 corresponding to YPF’s own negotiable obligations repurchased through open market transactions, as of September 30, 2017 and December 31, 2016, respectively.
(3)	Includes loans granted by Banco Nación Argentina. As of September 30, 2017, it includes 2,553, 53 of which accrues interest at a BADLAR variable rate plus a spread of 4 percentage points, 1,500 of which accrues interest at a BADLAR variable rate plus a spread of 3.5 percentage points and 1,000 of which accrues interest at a fixed rate of 20 percentage points. As of December 31, 2016, it includes 2,105, 105 of which accrues interest at a variable BADLAR rate plus a margin of 4 percentage points and 2,000 of which accrues interest at a variable BADLAR rate plus a spread of 3.5 percentage points. See Note 32.
(4)	Includes 1,418 and 3,253 as of September 30, 2017 and December 31, 2016, respectively, of nominal value of negotiable obligations that will be canceled in pesos at the applicable exchange rate in accordance with the terms of the series issued.
(5)	Includes 1,440 corresponding to overdrafts granted by Banco Nación Argentina as of December 31, 2016. See Note 32.
(6)	Includes 609 and 4,960 corresponding to financial loans and negotiable obligations secured by cash flows as of September 30, 2017 and December 31, 2016.

The breakdown of the Group’s loans as of the nine-month periods ended on September 30, 2017 and 2016 is as follows:

	For the nine-month periods ended September 30,
	2017	2016
Amount at beginning of the year	154,345	105,751
Proceeds from loans	33,403	79,770
Payments of loans	(24,877)	(49,442)
Payments of interest	(13,525)	(11,621)
Accrued interest(1)	13,153	12,530
Exchange differences and translation, net	10,236	14,351
Reclassifications and other movements	(73)	—

Amount at the end of the period	172,662	151,339

(1)	Includes capitalized financial costs. See Note 9.

On April 28, 2017, the General and Extraordinary Shareholders’ Meeting approved the extension of the effective term of the Global Medium Term Notes Program of the Company for a term of 5 years.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

17. LOANS (Cont.)

Details regarding the Negotiable Obligations of the Group are as follows:

								Principal Maturity	September 30, 2017		December 31, 2016
Month	Year	Principal value		Ref.	Class	Interest rate(3)			Noncurrent	Current	Noncurrent	Current
YPF
-	1998	US$	15	(1) (6)	-	Fixed	10.00%	2028	256	11	63	4
November and December	2012		$2,110	(2) (4) (6) (7)	Class XI	-	—	—	—	—	—	260
December and March	2012/3		$2,828	(2) (4) (6) (7)	Class XIII	BADLAR plus 4.75%	25.14%	2018	1,414	1,436	1,414	1,439
April	2013		$2,250	(2) (4) (6) (7)	Class XVII	BADLAR plus 2.25%	22.02%	2020	2,250	86	2,250	101
April	2013	US$	89	(2) (5) (6)	Class XIX	-	—	—	—	—	—	1,413
June	2013		$1,265	(2) (4) (6)	Class XX	BADLAR plus 2.25%	22.60%	2020	1,265	10	1,265	12
July	2013	US$	92	(2) (5) (6)	Class XXII	Fixed	3.50%	2020	418	213	576	197
October	2013	US$	150	(2) (6)	Class XXIV	Libor plus 7.50%	8.82%	2018	—	616	419	570
December, April, February and December	2013/4/5	US$	862	(2) (6)	Class XXVI	Fixed	8.88%	2018	14,432	364	13,410	40
April, February and October	2014/5/6	US$	1,522	(2) (4) (6)	Class XXVIII	Fixed	8.75%	2024	26,273	1,130	24,111	509
March	2014		$500	(2) (6) (7)	Class XXIX	BADLAR	20.20%	2020	350	157	500	8
June	2014	US$	66	(2) (5) (6)	Class XXXIII	-	—	—	—	—	—	350
September	2014		$1,000	(2) (6) (7)	Class XXXIV	BADLAR plus 0.1%	20.08%	2024	1,000	4	1,000	76
September	2014		$750	(2) (4) (6)	Class XXXV	BADLAR plus 3.5%	23.48%	2019	500	253	750	64
February	2015		$950	(2) (6) (7)	Class XXXVI	BADLAR plus 4.74%	24.47%	2020	950	33	950	126
February	2015		$250	(2) (6) (7)	Class XXXVII	-	—	—	—	—	—	260
April	2015		$935	(2) (4) (6)	Class XXXVIII	BADLAR plus 4.75%	25.23%	2020	626	422	935	69
April	2015	US$	1,500	(2) (6)	Class XXXIX	Fixed	8.50%	2025	25,735	383	23,617	853
July	2015		$500	(2) (6)	Class XL	BADLAR plus 3.49%	—	—	—	—	—	529
September	2015		$1,900	(2) (6) (7)	Class XLI	BADLAR	19.98%	2020	1,267	641	1,900	145
September and December	2015		$1,697	(2) (4) (6)	Class XLII	BADLAR plus 4%	23.98%	2020	1,697	8	1,697	148
October	2015		$2,000	(2) (6) (7)	Class XLIII	BADLAR	20.27%	2023	2,000	181	2,000	106
December	2015		$1,400	(2) (6)	Class XLIV	BADLAR plus 4.75%	25.00%	2018	1,400	20	1,400	23
March	2016		$150	(2) (6)	Class XLV	BADLAR plus 4%	—	—	—	—	—	153
March	2016		$1,350	(2) (4) (6)	Class XLVI	BADLAR plus 6%	25.83%	2021	1,350	26	1,350	152
March	2016	US$	1,000	(2) (6)	Class XLVII	Fixed	8.50%	2021	17,260	33	15,840	367
April	2016	US$	46	(2) (5) (6)	Class XLVIII	Fixed	8.25%	2020	791	13	726	12
April	2016		$535	(2) (6)	Class XLlX	BADLAR plus 6%	25.62%	2020	535	26	535	33
July	2016		$11,248	(2) (6) (8)	Class L	BADLAR plus 4%	24.10%	2020	11,248	639	11,248	696
September	2016		CHF300	(2)	Class Ll	Fixed	3.75%	2019	5,343	—	4,673	45
May	2017		$4,602	(2) (6) (8)	Class LII	Fixed	16.50%	2022	4,602	300	—	—
July	2017	US$	750	(2)	Class LIII	Fixed	6.95%	2027	12,945	175	—	—
Metrogas
January	2013	US$	177		Series A-L	Fixed	8.88%	2018	2,807	76	2,461	—
January	2013	US$	18		Series A-U	Fixed	8.88%	2018	235	—	220	—

									138,949	7,256	115,310	8,760

(1)	Corresponds to the 1997 M.T.N. Program for US$ 1,000 million.
(2)	Corresponds to the 2008 M.T.N. Program for US$ 10,000 million.
(3)	Interest rate as of September 30, 2017.
(4)	The ANSES and/or the “Fondo Argentino de Hidrocarburos” have participated in the primary subscription of these negotiable obligations, which may at the discretion of the respective holders, be subsequently traded on the securities market where these negotiable obligations are authorized to be traded.
(5)	The payment currency of these Negotiable Obligations is the Argentine Peso at the Exchange rate applicable under the terms of the series issued.
(6)	As of the date of issuance of these financial statements, the Group has fully complied with the use of proceeds disclosed in the pricing supplements.
(7)	Negotiable obligations classified as productive investments computable as such for the purposes of section 35.8.1, paragraph K of the General Regulations applicable to Insurance Activities issued by the Argentine Insurance Supervisory Bureau.
(8)	The payment currency of this issue is the U.S. dollar at the exchange rate applicable in accordance with the conditions of the relevant issued series.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

18. OTHER LIABILITIES

	September 30, 2017		December 31, 2016
	Noncurrent	Current	Noncurrent	Current
Extension of concessions	359	354	336	508
Maxus Entities’ agreements(1)	—	—	—	2,932
Liabilities for contractual claims(2)	—	—	—	950
Miscellaneous	9	20	—	—

	368	374	336	4,390

(1)	See Note 15.
(2)	See Note 14 to the annual consolidated financial statements.

19. ACCOUNTS PAYABLE

	September 30, 2017		December 31, 2016
	Noncurrent	Current	Noncurrent	Current
Trade and related parties (1)	82	41,645	2,145	40,667
Guarantee deposits	14	435	13	482
Advances from clients	1,467	204	—	—
Miscellaneous	14	800	29	446

	1,577	43,084	2,187	41,595

(1)	See Note 32 for information about related parties.

20. REVENUES

	For the nine-month periods ended September 30,
	2017	2016
Sales (1)	188,555	160,581
Revenues from construction contracts	1,181	540
Turnover tax	(6,537)	(5,579)

	183,199	155,542

(1)	Includes 10,052 and 14,393 for the nine-month periods ended September 30, 2017 and 2016, respectively, associated with revenues related to the natural gas additional injection stimulus program created by Resolution No. 1/2013 of the Planning and Strategic Coordination Commission of the National Plan of Hydrocarbons Investment. See Note 32.

21. COSTS

	For the nine-month periods ended September 30,
	2017	2016
Inventories at beginning of year	21,820	19,258
Purchases	47,886	37,121
Production costs(1)	105,026	94,055
Translation effect	1,956	3,247
Reclassifications and other movements	(67)	—
Inventories at end of the period	(25,040)	(22,703)

	151,581	130,978

(1)	See Note 22.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

22. EXPENSES BY NATURE

The Group presents the statement of comprehensive income by classifying expenses according to their function as part of the “Costs”, “Administrative expenses”, “Selling expenses” and “Exploration expenses” lines. The following additional information is disclosed as required, on the nature of the expenses and their relation to the function within the Group for the nine-month periods ended September 30, 2017 and 2016:

	For the nine-month period ended September 30, 2017
	Production costs(3)	Administrative expenses		Selling expenses	Exploration expenses	Total
Salaries and social security taxes	8,982	2,476		1,366	266	13,090
Fees and compensation for services	796	1,444	(2)	402	14	2,656
Other personnel expenses	2,530	270		146	42	2,988
Taxes, charges and contributions(1)	1,618	191		3,060	—	4,869
Royalties, easements and canons	12,898	—		23	24	12,945
Insurance	605	37		66	—	708
Rental of real estate and equipment	4,179	12		394	—	4,585
Survey expenses	—	—		—	201	201
Depreciation of property, plant and equipment	36,077	554		823	—	37,454
Amortization of intangible assets	498	88		19	—	605
Industrial inputs, consumable materials and supplies	4,097	22		74	10	4,203
Operation services and other service contracts	8,925	192		663	106	9,886
Preservation, repair and maintenance	13,636	250		330	77	14,293
Unproductive exploratory drillings	—	—		—	960	960
Transportation, products and charges	6,388	12		4,270	16	10,686
Provision for doubtful trade receivables	—	—		(23)	—	(23)
Publicity and advertising expenses	—	250		335	—	585
Fuel, gas, energy and miscellaneous	3,797	167		832	44	4,840

	105,026	5,965		12,780	1,760	125,531

(1)	Includes approximately 1,198 corresponding to export withholdings.
(2)	Includes 37 corresponding to fees and remunerations of the Directors and Statutory Auditors of YPF’s Board of Directors. On April 28, 2017, the General and Extraordinary Shareholders’ Meeting of YPF resolved to ratify the fees corresponding to fiscal year 2016 of 127 and to approve as fees on account for such fees and remunerations for the fiscal year 2017, the approximate sum of 48.
(3)	The expense recognized in the condensed interim consolidated statement of comprehensive income corresponding to research and development activities amounted to 306.

	For the nine-month period ended September 30, 2016
	Production costs(3)	Administrative expenses		Selling expenses	Exploration expenses	Total
Salaries and social security taxes	7,357	1,932		1,149	189	10,627
Fees and compensation for services	676	1,193	(2)	298	7	2,174
Other personnel expenses	2,048	283		92	29	2,452
Taxes, charges and contributions(1)	1,381	271		2,611	—	4,263
Royalties, easements and canons	12,813	—		18	29	12,860
Insurance	776	31		60	—	867
Rental of real estate and equipment	3,707	31		361	1	4,100
Survey expenses	—	—		—	321	321
Depreciation of property, plant and equipment	33,146	567		698	—	34,411
Amortization of intangible assets	343	143		25	—	511
Industrial inputs, consumable materials and supplies	4,079	25		57	7	4,168
Operation services and other service contracts	7,042	265		534	79	7,920
Preservation, repair and maintenance	12,239	234		230	18	12,721
Unproductive exploratory drillings	—	—		—	815	815
Transportation, products and charges	5,029	8		3,548	—	8,585
Provision for doubtful trade receivables	—	—		104	—	104
Publicity and advertising expenses	—	168		260	—	428
Fuel, gas, energy and miscellaneous	3,419	107		633	9	4,168

	94,055	5,258		10,678	1,504	111,495

(1)	Includes approximately 1,069 corresponding to export withholdings.
(2)	Includes 114 corresponding to fees and remunerations of the Directors and Statutory Auditors of YPF’s Board of Directors. On April 29, 2016, the General and Extraordinary Shareholders’ Meetings of YPF resolved to ratify the fees corresponding to fiscal year 2015 for 140 and to approve as fees on account for such fees and remunerations for the fiscal year 2016 the approximate sum of 127.
(3)	The expense recognized in the condensed interim consolidated statement of comprehensive income corresponding to research and development activities amounted to 240.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

23. OTHER OPERATING RESULTS, NET

	For the nine-month periods ended September 30,
	2017	2016
Lawsuits	(201)	(826)
Construction incentive(1)	150	228
Income on deconsolidation of subsidiaries	—	1,528
Miscellaneous	(35)	492

	(86)	1,422

(1)	Corresponds to the incentive for Argentine manufacturers of capital goods received by A-Evangelista S.A. under the provisions of Executive Order No. 379/2001 of the Argentine Ministry of Economy.

24. FINANCIAL RESULTS, NET

	For the nine-month periods ended September 30,
	2017	2016
Financial income
Interest income	939	656
Exchange differences	8,024	11,936

Total financial income	8,963	12,592

Financial loss
Interest loss	(13,335)	(13,086)
Exchange differences	(3,198)	(2,978)
Financial accretion	(2,332)	(2,170)

Total financial costs	(18,865)	(18,234)

Other financial results
Fair value gains on financial assets at fair value through profit or loss	1,224	1,495
Gains on derivative financial instruments	—	214

Total other financial results	1,224	1,709

Total financial results, net	(8,678)	(3,933)

25. INVESTMENTS IN JOINT OPERATIONS

The assets and liabilities as of September 30, 2017 and December 31, 2016, and expenses for the nine-month periods ended on September 30, 2017 and 2016 of JO and other agreements are as follows:

	September 30, 2017	December 31, 2016
Noncurrent assets(1)	63,771	63,145
Current assets	1,798	2,602

Total assets	65,569	65,747

Noncurrent liabilities	5,829	5,946
Current liabilities	4,950	6,293

Total liabilities	10,779	12,239

	For the nine-month periods ended September 30,
	2017	2016
Production Cost	14,960	15,406
Exploration expenses	736	395

(1)	Does not include impairment of property, plant and equipment since such impairment is recorded by the participating partners of the JO.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

26. SHAREHOLDERS’ EQUITY

The Company’s subscribed capital as of September 30, 2017, is 3,924 and is represented by 393,312,793 shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Argentine pesos 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of September 30, 2017, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of Argentine Government is required for: 1) mergers, 2) acquisitions of more than 50% of YPF shares in an agreed or hostile bid, 3) transfers of all the YPF’s exploitation and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) will also require prior approval by the Argentine Congress.

On April 28, 2017, the General and Extraordinary Shareholders’ Meeting was held, which approved YPF’s financial statements corresponding to the fiscal year ended December 31, 2016 and approved the following in relation to the distribution of profits: a) the complete elimination of the special reserve for initial adjustment for the implementation of IFRS pursuant to the provisions of Article 10, Chapter III, Title IV of the CNV Rules (T.O. 2013), the reserve for future dividends, the reserve for purchase of Company shares and the reserve for investments; b) to fully absorb the losses accumulated in Retained earnings of up to 28,231 against amounts corresponding to discontinued reserves for up to that amount; and c) to allocate the remaining amount of the discontinued reserves as follows: (i) the amount of 100 to establish a reserve to purchase Company shares, in order to make it possible for the Board of Directors to acquire Company shares when they consider it opportune, and to fulfill commitments under the bonus and incentive plans, both currently existing and those that may arise in the future, and (ii) the amount of 716 to a reserve for payment of dividends, authorizing the Board of Directors to determine when to distribute such dividends prior to the end of the fiscal year.

On July 9, 2017, the Company’s Board of Directors left without effect its decision of June 8, 2017 regarding the timing for the distribution of a dividend of 1.82 per share for an amount of 716, in order to ensure strict compliance with certain contractual obligations assumed by the Company, all in accordance with applicable regulation and in safeguarding the general interests of the Company and its shareholders. Therefore, following the closing of this period, the Company has reinstated the Reserve for future dividends in the amount of 716.

27. EARNINGS PER SHARE

The following table shows the net income and the number of shares that have been used for the calculation of the basic and diluted earnings per share:

	For the nine-month periods ended on September 30,
	2017	2016
Net income	330	(29,958)
Average number of shares outstanding	392,733,469	391,679,550
Basic and diluted earnings per share	0.84	(76.49)

Basic and diluted earnings per share are calculated as shown in Note 2.b.13 to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

28. DECONSOLIDATION OF MAXUS ENTITIES

•    Reorganization process under Chapter 11 of the US Bankruptcy Law of Maxus Entities

On March 28, 2017, in connection with the reorganization proceedings under Chapter 11 of the United States Bankruptcy Code filed by Maxus Energy Corporation, Tierra Solutions Inc., Maxus International Energy Company, Maxus (US) Exploration Company and Gateway Coal Company (collectively, the “Maxus Entities”), the Creditors’ Committee and the Maxus Entities submitted an alternative restructuring plan (the “Alternative Plan”) that does not incorporate the agreement (the “Agreement”) with YPF, jointly with its subsidiaries YPF Holdings Inc., CLH Holdings Inc., YPF International S.A. and YPF Services USA Corp (jointly, the “YPF Entities”), to settle any and all claims held by the Maxus Entities against the YPF Entities, including any alter ego claims, all of which claims the YPF Entities believe are without merit.

Under the Alternative Plan, a liquidating trust (the “Liquidating Trust”) may file alter ego claims or any other estate claims against the YPF Entities. The Liquidating Trust will be funded by Occidental Chemical Corporation, in its capacity as a creditor of the Maxus Entities.

As YPF does not approve of such Alternative Plan and the Alternative Plan does not contemplate the implementation of the Agreement originally submitted, this situation creates an event of default (Event of Default) under the loan granted within the framework of the Agreement with YPF and the YPF Entities (the “DIP Loan”), based on which, on April 10, 2017, YPF Holdings, Inc. sent a note to communicate this situation. Additionally, on April 17, 2017, YPF Holdings, Inc. communicated that the total amounts due under the DIP Loan terms amounted to approximately US$ 12.2 million.

On April 21, 2017, the Judge issued an order to authorize the repayment of amounts due under the terms of the DIP Loan through the approval of the financing offered by Occidental (“Post-petition DIP Facility”) within the framework of the Alternative Plan, which were subsequently received.

On May 22, 2017, the Bankruptcy Court for the District of Delaware issued an order confirming the Alternative Plan submitted by the Creditors’ Committee and Maxus Entities. The effective date of the Alternative Plan was July 14, 2017, provided that the conditions set forth in Section XII.B of the Alternative Plan were met. The deadline for filing administrative claims and claims for damages, as well as professional claims, expired on August 14, 2017 and September 12, 2017, respectively, without any relevant developments. The above does not significantly affect the statement of comprehensive income for the nine-month period ended September 30, 2017.

Considering the aforementioned events and that the agreements originally filed have not been approved by the Judge, the Company’s Management, in consultation with its legal advisors, has reassessed the amounts reported considering the existing uncertainties and classified them as provisions in accordance with the accounting policies explained in Note 2.b.7) to the annual consolidated financial statements.

29. CONTINGENT ASSETS AND LIABILITIES

Contingent liabilities and contingent assets are described in Note 28 to the annual consolidated financial statements.

29.a) Contingent assets

No new significant contingent assets have been identified for the nine-month period ended September 30, 2017, nor have there been amendments to the assessments of contingencies pending as of December 31, 2016.

29.b) Contingent liabilities

Development for the nine-month period ended on September 30, 2017 are described below:

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

29. CONTINGENT ASSETS AND LIABILITIES (Cont.)

29.b.1) Environmental claims

•    Asociación Superficiarios de la Patagonia (“ASSUPA”)

In connection with the judicial claims filed by ASSUPA against the companies operating concessions in the Noroeste Basin, on April 19, 2017, YPF was notified of the Court’s ruling to resume the proceedings. YPF has timely filed a legal defect exception. The court has not ruled thereon, but ordered the suspension of the terms to respond to the complaint. The deadlines will continue to be suspended until such time as a final resolution is issued regarding the legal defect exception filed by YPF.

29.b.2) Contentious claims

•    Petersen Energía Inversora, S.A.U. and Petersen Energía, S.A.U. (hereinafter, “Petersen”)

On June 15, 2017 a hearing was held for the parties to orally present their arguments. The decision of the Court of Appeals is currently pending.

As of the date of these condensed interim consolidated financial statements, there are no elements available to allow the Company to quantify the possible impact this claim might have on the Company.

The Company categorically rejects the claims made in the complaint, which it considers wholly without merit, and will exercise all necessary legal remedies and take all defensive measures in accordance with applicable legal procedure in order to defend its rights.

•    Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P. (jointly, “Eton Park”)

On June 2, 2017, Eton Park, a former shareholder of YPF, filed a complaint against the Argentine Republic and YPF in the USA District Court for the Southern District of New York claiming alleged damages it suffered during the expropriation process of shares conducted by the Argentine Republic over Repsol’s majority interest in YPF in 2012. The complaint, which seeks unspecified damages, alleges that obligations in the bylaws and the initial public offering of YPF shares were violated, which imposed obligations relating to a tender offer for the shareholders.

Currently, the claim is temporarily suspended, awaiting the resolution of the Appellate Court on the Petersen case.

As of the date of these condensed interim consolidated financial statements, there are no elements available to allow the Company to quantify the possible impact this claim might have on the Company.

The Company categorically rejects the claims made in the complaint, which it considers wholly without merit, and will exercise all necessary legal remedies and take all defensive measures in accordance with applicable legal procedure in order to defend its rights.

29.b.3) Claims under the scope of the National Antitrust Commission (“CNDC”)

•    Claims for the sale of diesel to public transportation companies

On March 14, 2017, YPF was notified of SC Resolution No. 137 which, based on the prior opinion given by the CNDC, ordered the case closed for failure to establish collusive behavior by the companies sued and abuse of dominant market position by YPF.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

29. CONTINGENT ASSETS AND LIABILITIES (Cont.)

29.b.4) Tax claims

•    Dispute over the cost deduction for abandoning wells

On June 28, 2017, the Company was notified of a request for information from the Administración Federal de Ingresos Públicos (Federal Administration of Public Revenue) (“AFIP”) to initiate a verification process with respect to the deduction of well plugging costs from 2011 to 2016, inclusive.

On October 10, 2017, the Company received notice from the AFIP regarding an adjustment for fiscal year 2010. The Company is currently preparing a response to the aforementioned notice.

On October 13, 2017, the Company received notice about the closure of the inspection and the preliminary calculation of the projected adjustment for fiscal periods from 2011 through, and including, 2016, which the Company rejected by means of a note submitted on October 23, 2017.

Notwithstanding the progress of these proceedings and ongoing investigations (and proceedings against other companies in the industry), the Company, based on its opinion and that of its external advisors, believes it has strong arguments to defend the criteria adopted by it.

•    Dispute over customs duties

On March 31, 2017, the Company resolved to pay the differences in export duties which had been objected to by several Customs authorities arising from future commitments to deliver crude oil, in accordance with the moratorium provided for by Law No. 27,260. This action made it possible to reduce interest and release the fines applied which were related to the substantial obligation. In that regard, the summaries and processes in which the application of a fine is in disputed when there were no export duties remain ongoing, in which case the fine provided for in Article 954 subsection c) would be applied, which figure amounts to 450 as of the date of these condensed interim consolidated financial statements.

30. CONTRACTUAL COMMITMENTS

Contractual commitments are described in Note 29 to the annual consolidated financial statements. Updates for the nine-month period ended September 30, 2017 are described below:

30.a) Concession extension agreements

•    Salta

On April 3, 2017, YPF entered into an Amendment Agreement with the Province of Salta to the one signed on October 23, 2012. The signatories are the same in both Agreements. The Amendment Agreement sets forth that the obligations described in items (i), (ii) and (iv) mentioned in the annual consolidated financial statements have been complied with, and in respect of the obligations referenced in item (v), it sets forth that the same will be replaced by the drilling of 2 development wells for a minimum amount of US$ 26 million. In case the development wells yield satisfactory productive results for YPF and associated companies, and contingent on such results, the parties agreed to drill an additional development well. The parties have begun to fulfill this commitment and will finalize it within 365 calendar days of the effective date of such agreement. Likewise, YPF and signatory associated companies shall drill an exploration well for an amount of US$ 4 million within 365 calendar days of the effective date of the Amendment Agreement.

•    Neuquén

On August 1, 2017, YPF and the Province of Neuquén entered into an agreement whereby the terms for a Non-Conventional Exploitation Concession in Rincón del Mangrullo block (the “Block”) were agreed upon, which will result in an increase in the current activity of the Block and an extension of the current effective period, which expires in 2022. As from the grant of the new concession, YPF may exploit the Block until 2052, with the possibility of further extensions.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

30. CONTRACTUAL COMMITMENTS (Cont.)

By means of this agreement, YPF committed to make an investment of US$ 150 million to carry out a pilot program consisting of drilling 13 wells to continue the development of Mulichinco and to investigate other developments such as Vaca Muerta and Lajas

On August 11, 2017, by means of Provincial Decree No. 1,316/17, a non-conventional exploitation concession was granted on the Block to YPF.

YPF currently has an Investment Agreement with Petrolera Pampa S.A. (“Pampa”), pursuant to which the Company operates the area and Pampa participates in the production from certain Block formations, with YPF holding 100% of the rights to Vaca Muerta and Quintuco. Under this framework, YPF will be the owner of 100% of the new Non-Conventional Exploitation Concession and of the current concession of the Block, continuing with the Investment Agreement with Pampa.

•    Tierra del Fuego

On August 25, 2017, YPF S.A. underwrote an Extension Agreement with the Province of Tierra del Fuego (hereafter, the “Agreement”) in order to extend the original term for the hydrocarbon exploitation concession in the Magallanes Area owned by YPF, in the fraction corresponding to the granting jurisdiction in the Province of Tierra del Fuego, for the term of ten years, through November 14, 2027, pursuant to the terms of Article 35 of the Hydrocarbons Act No. 17,319.

Likewise, the Agreement signed between YPF and the Province of Tierra del Fuego sets forth, among others provisions, the following: (i) the payment of the amount of US$ 7.9 million as an extension bonus, (ii) an investment commitment in the Area until the end of the extension term; and (iii) the payment to the Province of Tierra del Fuego of royalties equal to 15% of the computable production of crude oil and natural gas from the Area, in the portion located within the jurisdiction, in accordance with the provisions of Article 59 of Act No. 17,319.

The Agreement was ratified by means of Provincial Decree No. 2,406/17 dated September 5, 2017 and provincial Law No. 1,178 enacted on September 19, 2017.

•    Santa Cruz

On September 1, 2017, by means of Decree 773/17 issued by the Government of the Province of Santa Cruz, YPF was awarded the Rio Turbio area which had been offered by the province through the National and International Public Bidding process No. 03/IESC/17. On September 25, 2017, YPF executed the agreement for the Exploration and eventual Exploitation of the area.

30.b) Investment project agreements

•    Agreement for the development of Loma La Lata Norte and Loma Campana areas

In relation to the Investment Agreement entered into between the Company and subsidiaries of Chevron Corporation for the joint exploitation of non-conventional hydrocarbons in the province of Neuquén, in the Loma Campana area, for the nine-month period ended September 30, 2017, the Company and Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”) have carried out transactions which include the purchase of gas and crude oil by YPF for 3,970. These transactions were executed based on the market’s general and regulatory framework. The net balance to be paid to CHNC as of September 30, 2017 amounts to 486.

•    Agreement for interest assignment in Aguada de la Arena area

On February 23, 2017, YPF and Petrouruguay S.A. signed a definitive agreement for the transfer of a 20% participating interest in the Aguada de la Arena area located in the province of Neuquén, for a total of US$ 18 million. As a result, YPF increased its participating interest in the Aguada de la Arena area to 100%.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

30. CONTRACTUAL COMMITMENTS (Cont.)

•    Agreement for the development of Bajada de Añelo area

On February 23, 2017, YPF and O&G Developments Ltd. S.A. (hereinafter “O&G”), an affiliate of Shell Compañía Argentina de Petróleo S.A., executed an agreement through which YPF and O&G agreed on the principal terms and conditions for the joint development of a shale oil and shale gas pilot in two phases, for a joint investment amount of US$ 305.8 million in the Bajada de Añelo area in the province of Neuquén, of which O&G will contribute 97.6% and YPF will contribute 2.4%. O&G will be the operator of the area. The agreement provides for a period of exclusivity for the negotiation and execution of definitive agreements. Once definitive agreements have been signed and certain conditions precedent have been fulfilled, the execution of the project will begin, through which O&G will acquire a 50% interest in the exploitation concession that covers an area of 204 km2.

On May 12, 2017, YPF and O&G executed an Assignment Agreement for 50% of the concession. The Assignment Agreement provides for the joint development of a two-stage work program (the “Work Program”) in connection with the aforementioned joint investment. During the first phase of the Work Program, which will have a maximum duration of 30 months, O&G will contribute a total of US$ 222.6 million, and YPF will contribute US$ 7.4 million. The remaining US$ 75.8 million will be contributed by O&G during the second phase of the Work Program.

On August 18, 2017 by means of Provincial Decree No, 1360/17, the assignment of YPF´s interest in favor of O&G, together with the assignment thereof as collateral in favor of YPF, was approved. Such collateral guarantee will be in force until O&G complies with all of its obligations under the Assignment Agreement.

Once the first phase of the Work Program has been completed, O&G will have the option to leave such Work Program by returning its concession interest and paying for liabilities accrued up until its exit date. Once the commitments undertaken by the Parties have been completely fulfilled, each Party will contribute 50% of the budget for the development of the area as provided in the Joint Operation Agreement (which will be executed when the conditions precedent are fulfilled).

•    Bandurria Sur Area Development Agreement

On April 12, 2017, YPF executed an agreement with Schlumberger Oilfield Eastern Ltd. (hereinafter “SPM”), an affiliate of Schlumberger Argentina S.A., through which YPF and SPM agreed on the main terms and conditions for the joint development of a shale oil pilot project in two phases, with a total investment of US$ 390 million in the Bandurria Sur area (hereinafter the “Area”), located in the Province of Neuquén, 100% of which will be contributed by SPM. On October 11, 2017, YPF entered into the final agreements with SPM. YPF continues to be the operator in the Area and SPM acquired the right to a 49% participation, while YPF keeps the right to the remaining 51%.

•    Agreement for the assignment of interest in the Llancanelo block

On April 18, 2017, YPF executed an agreement with non-binding terms and conditions (hereinafter the “Agreement”) with Patagonia Oil Corp. (“Patagonia”), an affiliate of PentaNova Energy Corp., through which Patagonia will acquire YPF’s 11% interest in the block known as the Llancanelo block, located in the Province of Mendoza, for a total price of US$ 40 million (hereinafter the “Price”), and YPF will keep a 50% stake in such block. Additionally, both companies agreed on the main terms and conditions for the development of a pilot project of heavy crude oil in the same block with a total investment of US$ 54 million over the next 36 months (hereinafter the “Project”), where YPF will be the operator and Patagonia will contribute its expertise in heavy crude oil. The project investment corresponding to YPF’s interest will be paid by Patagonia by way of partial payment of the Price. The agreement provides for an exclusivity period to negotiate and execute definitive agreements. Once definitive agreements have been signed and certain conditions precedent have been fulfilled, including the relevant approval from the Province of Mendoza, the execution of the Project will begin.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

30. CONTRACTUAL COMMITMENTS (Cont.)

•     Exploration agreement in the Charagua block (Bolivia)

On July 26, 2017, the agreement with Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”) which was originally executed in January 2017 was notarized in order to begin exploration in Charagua, Bolivia, in a block with estimated potential natural gas resources of 2.7 TCF (trillion cubic feet). Additionally, an activity plan for exploration and exploitation in the Bolivian territory was submitted.

In October 2017, the terms for the assignment of 40% of the Charagua block to YPFB Chaco S.A. (hereafter, “Chaco”) were agreed pursuant to the terms of the services contract subscribed with YPFB for the exploration of the block. The formal approval by the Board of Directors of such Company and the Legislative Assembly of the Pluri-National State of Bolivia are required for the assignment to become effective, but currently remain pending.

If the expected commercial discovery is achieved, YPFB, YPF E&P (an indirect subsidiary of YPF) and Chaco will create a Sociedad de Economía Mixta (partially government-owned company), where they shall hold a 51%, 29.4 % and 19.6% interest, respectively.

•     Exploration agreement in the Aguada Pichana and Aguada de Castro areas

On July 17, 2017, through Decree No. 1178/17 issued by the Provincial Executive Power, the Agreements executed on July 13, 2017 among YPF, Pan American Energy LLC (Argentina branch) (“PAE”), Total Austral S.A. (Argentina branch) (“TOTAL”), Wintershall Energía S.A. (“WIAR”) and the Province of Neuquén came into effect, which provided for the following:

(i) The division of the Aguada Pichana area into two new areas, namely “Aguada Pichana Este” (“APE”) and “Aguada Pichana Oeste” (“APO”); with areas of 761 km2 (629 km2 net perforable) and 605 km2 (443 km2 net perforable), respectively, and the granting of two Non-Conventional Hydrocarbon Exploitation Concessions for the areas, committing the Parties to implement a pilot program of 20 wells for an amount of approximately US$ 300 million in APE and 11 wells for an amount of approximately US$ 150 million in APO; and

(ii) The granting of a Non-Conventional Hydrocarbon Exploitation Concession in the Aguada de Castro (“ACA”) area, which has an area of 163 km2; committing the Parties to implement a pilot program of 3 wells for an amount of approximately US$ 50 million.

Based on the technical-economic results of the pilot programs and the granting of the benefits of the Stimulus Program provided in MINEM Resolution No. 46-E/2017, the total estimated amount of the investments to be made under the Agreements, including the investment commitments in the pilot programs discussed above, would reach US$ 1,150 million during the next 5 years, with a total of 48 wells in APE, 18 wells in APO and 6 wells in ACA.

APE will be operated by TOTAL, and APO and ACA will be operated by PAE. YPF’s current interest is 27.27% in the Aguada Pichana area and 50% in the Aguada de Castro area.

Under the Agreements, YPF’s current interests will be modified as follows:

(i) In the APE area, YPF will hold a 22.50% interest, which implies relative to its current participation the sale of a 4.77% stake.

(ii) In the APO area, YPF will hold a 30% interest, which implies relative to its current participation the purchase of a 2.73% stake.

(iii) In the ACA area, YPF will hold a 30% interest, which implies relative to its current participation the sale of a 20% stake in ACA.

Notwithstanding the changes in the aforementioned interests, all existing assets, including the production of existing wells and any future development that is not associated with the Vaca Muerta formation, will not be modified in terms of the Parties’ interests.

The execution of the Agreements involves an exchange of interests in the areas, whereby YPF is expected to receive US$ 52.3 million through investment contributions.

The effectiveness of the Agreements is subject to the granting of the aforementioned Concessions through the respective Decree by the Provincial Executive Power.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

30. CONTRACTUAL COMMITMENTS (Cont.)

•     Exploration agreement in the Bajo del Toro area

On August 25, 2017, YPF executed an agreement (hereafter, the “Agreement”) with Statoil Holding Netherlands B.V. (hereafter “Statoil”), whereby the main terms and conditions for the exploration and eventual joint development in two phases of the Bajo del Toro area (hereafter, the “Area”), located in the Province of Neuquén were agreed upon. YPF will continue to be the operator of the Area.

The Agreement provides for an exclusivity period for the negotiation and the execution of the final contracts. Once entered into and certain conditions precedent, such as obtaining relevant regulatory approval by the authorities in the Province of Neuquén, among others, have been met, the agreements shall become effective and Statoil shall acquire a 50% interest in the exploration permit with a non-conventional purpose in the Area, whereby YPF shall keep, directly and indirectly, the remaining 50%. In consideration for such assignment, Statoil shall pay YPF US$ 30 million on the effective date of the agreements. Futhermore, Statoil shall acknolwedge the investments and expenses made in the area as of November 30, 2017 to YPF and shall pay 100% of certain future investments in the work program to be agreed upon by the Parties.

31. MAIN REGULATIONS AND OTHERS

Main regulations and others are described in Note 30 to the annual consolidated financial statements. Updates for the nine-month period ended September 30, 2017 are described below:

31.a) Liquid hydrocarbons regulatory requirements

•    Price agreement between crude oil producers and refiners

In January 2017, oil producers and refiners reached an agreement for the transition to international prices in the Argentine hydrocarbon industry, which set forth a proposed price path for oil sales in the domestic market, for the purpose of achieving parity with international markets during 2017. Notwithstanding the above, the agreement provided for the ability of any of the parties to withdraw from the agreement during the effective period, the same being contingent on compliance with certain variables such as exchange rate or Brent crude price within certain parameters set forth therein. Currently, the price agreement is suspended since it provided for its suspension in case the average international price over a 10 day period exceeded the local price, even though it provides that it may be reinstated in case the Brent crude oil average price was below the local price for over 10 days.

31.b) Regulatory requirements applicable to the natural gas industry

•    Mechanisms for allocating the demand for gas natural

On June 1, 2016, the MINEM published Resolution No. 89, which:

a)	Requires ENARGAS to develop a procedure to amend and supplement ENARGAS Resolutions No. 716/1998 and 1,410/2010 and establish daily operating conditions of the Transportation and Distribution Systems.

b)	Establishes the volumes that distributors may request in order to satisfy priority demand and, if there has been a contract with a producer to fulfill such request, reduces the contracted volume requirement in accordance with the framework provided by Resolution No. 1,410/2010.

Pursuant to this resolution, on June 5, 2016 ENARGAS Resolution No. I/3,833 was issued, which establishes the “Supplementary Procedure for Gas Requests, Confirmations and Control” (Procedimiento Complementario para Solicitudes, Confirmaciones y Control de Gas).

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

31. MAIN REGULATIONS AND OTHERS (Cont.)

•    Procedure for administration of gas delivery in the Emergency Executive Committee (“CEE”)

On June 6, 2017, ENARGAS Resolution No. 4,502/17 was issued. The resolution approved the procedure for the administration of the office in the CEE, which modifies the procedure for requesting deliveries and confirmations of gas that was approved by ENARGAS Resolution No. 3,833/16 and provides measures and criteria to be adopted in the event of a supply crisis of the Natural Gas Priority Demand declared by carriers, distributors or ENARGAS.

Among these measures, it is stipulated that the CEE or (if the CEE fails to reach an agreement) the ENARGAS will define how the Priority Demand will be supplied, taking into account the quantities of natural gas available in each basin for each producer and deducting the quantities that are contracted to supply the Priority Demand.

31.c) Incentive programs for the production of natural gas

•    Incentive program for investment in development of natural gas production from non-conventional reservoirs

On March 6, 2017, MINEM Resolution No. 46-E/2017 was published in the Official Gazette, which created the “Investment in Natural Gas Production from Non-Conventional Reservoirs Stimulus Program” (hereinafter the “Program”), established in order to stimulate investments in natural gas from non-conventional reservoirs in the Neuquina Basin, and in effect as of its publication until December 31, 2021.

The Resolution establishes compensation for the volume of non-conventional gas production from concessions located in the Neuquina Basin included in the Program, for which such concessions must first have a specific investment plan approved by the province’s application authority and the Secretariat of Hydrocarbon Resources.

The compensation will be determined by deducting from the effective sales price obtained from sales to the internal market, including conventional and non-conventional natural gas, the minimum sales prices established by the Resolution each year, multiplied by the volumes of production of non-conventional natural gas. The minimum prices established by the Resolution are US$ 7.50/MMBtu for 2018, US$ 7.00/MMBtu for 2019, US$ 6.50/MMBtu for 2020 and US$ 6.00/MMBtu for 2021.

The compensation from the Program will be distributed, for each concession included in the Program, as follows: 88% to the companies and 12% to the province corresponding to each concession included in the Program.

On November 2, 2017, Resolution MINEM 417-E/2017 was published and its Annex replaces the similar Annex of Resolution 46-E/2017. The new resolution modifies the previous one in the following aspects:

a)	It defines that the Initial Production to be computed will be the “monthly mean Non-Conventional Gas production assessed for the period between July 2016 and June 2017”. Also, it states that the Production Included, to the effect of the compensation, shall be i) for the concessions with Initial Production lower than 500,000 m3/day, the total monthly production of Non-Conventional Gas coming from such Included Concession, to which the requesting company is entitled, and ii) for the concessions with Initial Production higher than 500,000 m3/day, the total monthly production of Non-Conventional Gas coming from such Included Concession, to which the requesting party is entitled, discounting the Initial Production.

b)	It modifies the definition of Effective Price, previously defined as “the average price weighted by volume of total natural gas sales of each company in the domestic market”, to “the average price weighted by volume of total natural gas sales in the Argentine Republic that will be published by the Secretariat of Hydrocarbon Resources”, regulating the guidelines to be followed for such calculation.

c)	A requirement to qualify for the Program is included, that is, that the investment plan submitted for each concession reaches a yearly mean production, in any consecutive period of twelve months before December 31, 2019, equal to or higher than 500,000 m3/day, and the obligation to reimburse the amounts of the compensation received (updated to reflect interest) corresponding to the concessions that do not reach the above mentioned production level, with the possibility that the Secretariat of Hydrocarbon Resources may require filing a surety bond to guarantee the eventual reimbursement of the compensations received by the participating companies, and retaining the power to suspend payments if such bond is not submitted.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

31. MAIN REGULATIONS AND OTHERS (Cont.)

There have not been amendments to the definitions of included Non-Conventional Gas and Included Concessions, Price, or the Payment Conditions and Dates and Production Control, among other aspects initially included in the annex approved by Resolution 46-E/2017.

31.d) Regulatory requirements applicable to the natural gas distribution

•    Tariff renegotiation

i.	Transitional Agreement 2017

On March 30, 2017, the MINEM instructed the ENARGAS, by Resolution No. 74—E/2017, to make effective the tariff schemes resulting from the Comprehensive Tariff Review (“CTR”) pursuant to Article 1 of MINEM Resolution No. 31 dated March 29, 2016 and carried out as per the provisions in the Memorandum of Understanding for the Comprehensive Contractual Renegotiation entered into with the Licensees within the provisions of Law No. 25,561, as amended and supplemented.

In this respect, for the purpose of the gradual and progressive implementation of such measure, it established that the ENARGAS had to apply the tariff increases resulting from the Comprehensive Tariff Review in stages according to the following progression: thirty percent (30%) of the increase, as from April 1, 2017; forty percent (40%) of the increase, as from December 1, 2017; and the remaining thirty percent (30%), as from April 1, 2018.

Moreover, and for cases in which the corresponding Memorandum of Understanding for the Comprehensive Contractual Renegotiation had not become effective, it instructed the ENARGAS to apply to the Licensees (among them, Metrogas) a transitional tariff adjustment on account of the CTR.

On March 30, 2017, Metrogas signed a Transitional Agreement (“Transitional Agreement 2017”) with MINEM and the Ministry of Economy which provides for the temporary adjustment of prices and tariffs for the Natural Gas Distribution Public Service, the specific allocation of the amounts as set forth therein until the Memorandum of Understanding for the Comprehensive Contractual Renegotiation is executed and the application of the final tariff schemes which result from the CTR becomes effective.

The Transitional Agreement 2017, which is not subject to ratification by the National Executive Power, sets forth a temporary tariff scheme as of April 1, 2017 consisting of the readjustment of tariffs pursuant to the guidelines required to maintain the continuity of service in order to allow the Licensee to manage its operation, maintenance, management and commercialization expenses, the disbursements corresponding to the execution of the mandatory investment plan determined by ENARGAS and to comply with the respective payment obligations, keeping its payment procedure for the purpose of ensuring the continued normal provision of the public service it is responsible for until the effective date of the tariff scheme that derives from the Memorandum of Understanding for the Comprehensive Contractual Renegotiation.

Additionally, the Transitional Agreement 2017 provides for the transfer of the impact of changes in tax regulations awaiting resolution, except for income tax, and incorporates a Mandatory Investment Plan to which Metrogas is committed.

Finally, Metrogas may not distribute dividends unless it has previously provided evidence to the ENARGAS of its full compliance with the Mandatory Investment Plan.

Under the terms of the Transitional Agreement 2017, on March 31, 2017, ENARGAS Resolution No. 4,356/2017 was published in the Official Gazette, approving the tariff schemes resulting from the CTR of Metrogas and temporary tariff schemes applicable to Metrogas users effective April 1, 2017.

In addition, ENARGAS Resolution No. 4,356/2017 approved (i) the technical and economic studies of the Company’s CTR, (ii) the non-automatic Semi-Annual Adjustment Methodology and (iii) the Investment Plan of Metrogas for the next five years.

On October 24, 2017, and by means of Resolution ENARGAS No. 74/2017, a public hearing was called for November 15, 2017 to consider the temporary rate adjustment effective as from December 1, 2017, corresponding to Metrogas.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

31. MAIN REGULATIONS AND OTHERS (Cont.)

ii.	Memorandum of Understanding for the Natural Gas Distribution License Contract (also known as “Memorandum of Understanding for the Comprehensive Contractual Renegotiation”)

On March 30, 2017, Metrogas signed a Memorandum of Understanding for the Natural Gas Distribution License Contract (the “Memorandum of Understanding”) with the MINEM and the Ministry of Economy, which sets forth the terms for the comprehensive renegotiation and the adjustment conditions of the License Contract. The Memorandum of Understanding is within the framework of the renegotiation process of public service contracts established by the Emergency Law, their extensions and Decrees No. 367/2016 and 2/2017, and based on the Transitional Agreement 2008, Transitional Agreement 2014, Transitional Agreement 2016 and Transitional Agreement 2017.

The provisions contained in the Memorandum of Understanding, which shall become effective following its ratification by the National Executive Power, will cover the contractual period starting on January 6, 2002 until the termination of the License Contract.

The terms provided therein set forth certain guidelines that should be contemplated in the CTR process.

Metrogas’ Tariff Scheme resulting from the CTR in accordance with such guidelines will be applicable upon compliance with all the procedures set forth for the effectiveness of the Memorandum of Understanding. The effective date of the Comprehensive Tariff Review will be no later than December 31, 2017. In the event that the ENARGAS orders the gradual and phased application of the tariff increase resulting from the Comprehensive Tariff Review, the last phase will be applied no later than April 1, 2018.

As a condition precedent to ratification, the Memorandum of Understanding provides for the suspension and withdrawal of all claims, appeals and lawsuits filed, pending or in the process of execution, whether in administrative, arbitration and judicial venues, in the Argentine Republic or abroad, which are based on or related to the facts or measures taken, regarding the License Contract, as from the Emergency Law and/or the annulment of the PPI (Producer Price Index of the United States of America). In addition, the Memorandum of Understanding must be ratified by Metrogas Shareholders’ Meeting, in order for the National Executive Power to issue a Decree ratifying the terms of the Memorandum of Understanding. On April 27, 2017, the Metrogas Shareholders’ Meeting ratified the Memorandum of Understanding for the Natural Gas Distribution Contract License.

Finally, the Memorandum of Understanding provides that the Company is obliged to make, during the extension term of the License, plus its eventual ten-year extension and within its license area, additional sustainable investments equivalent to the amount of the award issued in the “BG Group Plc. vs. The Argentine Republic (UNC 54 KGA)” arbitration, with the proportional reduction in the said amount as may be specified in the payment agreement and excluding the amounts corresponding to interest for any delay in the payment of the award. The amount and the plan for additional investments will be determined by the ENARGAS at the Company’s proposal and will not be incorporated into the tariff base.

As of the date of these condensed interim consolidated financial statements, the Memorandum of Understanding is subject to the controls established under the Emergency Law for the National Executive Power to issue the ratifying Decree.

iii. Supplementary	Agreement with Natural Gas Producers

By means of Resolution No. 74 – E/2017, MINEM determined the new prices at the Entry Point to the Transportation System (“EPTS”) for natural gas which shall be applicable as of April 1, 2017 to the user categories therein indicated. Likewise, it determined the new discounted prices at the EPTS for residential users of natural gas that show savings in consumption equal to or higher than fifteen percent (15%) as compared to the same period of year 2015. These new prices at the EPTS have been contemplated in ENARGAS Resolution No. 4,356/2017.

On October 23, 2017, MINEM published Resolution No. 400 whereby a public hearing was called for November 15, 2017 to consider the new prices for natural gas in PIST and undiluted propane gas destined to network distribution estimated to be effective as from December 1, 2017.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

31. MAIN REGULATIONS AND OTHERS (Cont.)

•    Note from the ENARGAS referred to the interest of YPF in Metrogas

On March 30, 2017, YPF filed a motion for reconsideration and requested to render the ENARGAS note null and void and the issuance of a new decision that sets a reasonable and consistent term for compliance with the provisions of Article 34 of Law No. 24,076 consistent with the current reality of the gas market.

In June 2017, YPF submitted to the ENARGAS a tentative timeline for the divestment of its interest in Metrogas, but as of the date of these condensed interim consolidated financial statements, such timeline has not been confirmed. This submission does not imply a waiver of the aforementioned motion for reconsideration.

•    Note from the ENARGAS on deferred collection to residential users

On August 25, 2017, the ENARGAS, issued notes instructing the Licensees of the Gas Distribution Service (“Distributors”), by virtue of the presentation received by the National Minister of Energy and Mining, to allow for the payment deferral of fifty percent (50%) of the total amount, free of interest, in the invoices to be issued to residential users in respect of the August 25, 2017 through October 31, 2017 invoicing period. According to such instruction, the amounts subject to such deferral shall be included in the first invoice issued after October 31, 2017, in accordance with the guidelines related to the issuance of Utility Payment slips for bi-monthly invoicing with monthly payments currently in force, that is, in two equal and consecutive monthly installments. Such deferral is not applicable to residential users who benefit from the Social Rate.

The notes sent by ENARGAS also provide that, in case the deferral causes a verifiable impact financial impact on the Distributors’ income, such impact shall be assessed and assumed, on a timely basis, by the National Government through the applicable budgetary procedures.

On September 20, 2017, YPF submitted a note to the MINEM (with a copy addressed to the ENARGAS) requesting the MINEM’s intervention to adopt the necessary measures to prevent ENARGAS’ instruction from being misinterpreted by some Distributors as requiring Producers, such as YPF, to bear the financial impact that such measure could cause through a unilateral postponement of the Distributors’ payment obligations. To date, the note submitted by YPF has not been responded.

31.e) Regulatory requirements applicable to the petroleum liquid gas industry

•    Benchmark prices for the butane commercialization chain

On April 5, 2017, the Secretariat of Hydrocarbon Resources published Resolution No. 56-E/2017 in the Official Gazette, establishing new maximum benchmark prices for the different segments of the butane commercialization chain to be bottled in 10, 12 and 15 kg bottles under the Household Program (Decree No. 470/2015 and former Energy Secretariat Resolution No. 49/2015), and modifying the benchmark prices established in former Energy Secretariat Resolution No. 70/2015. The new maximum benchmark prices for the Company are Ps. 2,568/TN for butane and Ps. 2,410/TN for propane. For fractionators such as YPF GAS S.A., the prices established by Resolution No. 56-E/2017 are Ps. 63.89 for 10 kg bottles, Ps. 76.67 for 12 kg bottles and Ps. 95.84 for 15 kg bottles.

On June 7, 2017, the Secretariat of Hydrocarbon Resources published Resolution No. 75/2017 in the Official Gazette, which modifies the regulations applicable to the Household Program (former Energy Secretariat Resolution No. 49/2015) and provides that the adjustment of benchmark prices applicable to the different segments of the butane commercialization chain to be bottled in 10 and 12 kg bottles will not be implemented automatically in quarterly periods. Instead, those adjustments will be made at the discretion of the Secretariat of Hydrocarbon Resources in its capacity as enforcement authority of the Household Program. In addition, the resolution establishes that the adjustment of benchmark prices for LPG producers and fractionators on account of the Comprehensive Tariff Review established by the Household Program in its regulations will take place only after the prior analysis of cost variations and their incidence, and taking into account regional, distribution and logistical factors.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

31. MAIN REGULATIONS AND OTHERS (Cont.)

31.f) Other regulatory requirements

•     CNV Regulatory Framework

a) CNV General Resolution No. 622

I.	Pursuant to section 1, Chapter III, Title IV of such Resolution, a description of the notes to the condensed interim consolidated financial statements containing information required under the Resolution in the form of exhibits follows.

Exhibit A – Fixed Assets	Note 9 Property, plant and equipment

Exhibit B – Intangible assets	Note 8 Intangible assets

Exhibit C – Investments in companies	Note 10 Investments in associates and joint ventures

Exhibit D – Other investments	Note 7 Financial instruments by category

Exhibit E – Provisions	Note 13 Trade receivables Note 12 Other receivables Note 10 Investments in associates and joint ventures Note 9 Property, plant and equipment Note 15 Provisions

Exhibit F – Cost of goods sold and services rendered	Note 21 Costs

Exhibit G – Assets and liabilities in foreign currency	Note 34 Assets and liabilities in currencies other than the Argentine peso

II.	On March 18, 2015, the Company was registered with the CNV under the category “Settlement and Clearing Agent and Trading Agent—Own account”, record No. 549. Considering the Company’s business, and the CNV Rules and its Interpretative Criterion No. 55, the Company shall not, under any circumstance, offer brokerage services to third parties for transactions in markets under the jurisdiction of the CNV, and it shall also not open operating accounts to third parties to issue orders and trade in markets under the jurisdiction of the CNV.

Besides, in accordance with the provisions of Section VI, Chapter II, Title VII of the CNV Rules and its Interpretative Criterion No. 55, the Company’s equity exceeds the minimum required equity under such rules, which is 15, while the minimum required counterparty capital, which is 3, is comprised of 8,522,815 Class B Units of Compass Ahorro Mutual Fund with 24-hour settlement upon redemption, the total value of the Company’s Units as of September 30, 2017, amounts to 21.

b) CNV General Resolution No. 629

Due to General Resolution No. 629 of the CNV, the Company informs that supporting documentation of YPF’s operations, which is not in YPF’s headquarters, is stored in the following companies:

•	Adea S.A. located in Barn 3 – Route 36, Km. 31.5 – Florencio Varela – Province of Buenos Aires.

•	File S.R.L., located in Panamericana and R.S. Peña – Blanco Encalada – Luján de Cuyo – Province of Mendoza.

Additionally, it is placed on record that the detail of the documentation given in custody is available at the registered office, as well as the documents mentioned in section 5, subsection a.3), Section I, Chapter V, Title II of the CNV Rules.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

32. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The information detailed in the tables below shows the balances with associates and joint ventures as of September 30, 2017 and December 31, 2016 and transactions with the mentioned parties for the nine-month periods ended September 30, 2017 and 2016.

	September 30, 2017			December 31, 2016
	Other receivables	Trade receivables	Accounts payable	Other receivables	Trade receivables	Accounts payable
	Current	Current	Current	Current	Current	Current
Joint ventures:
Profertil	103	200	153	97	162	99
MEGA	—	829	428	—	797	80
Refinor	—	189	3	—	296	39
Bizoy S.A.	5	—	—	9	—	—
Y-GEN I	44	—	—	—	2	—
Y-GEN II	14	—	—	—	—	—
Petrofaro S.A.	—	52	89	—	—	—

	166	1,270	673	106	1,257	218

Associates:
CDS	—	116	—	—	108	—
YPF Gas	540	170	58	35	375	35
Oldelval	—	—	149	—	—	81
Termap	—	—	49	—	—	44
OTA	—	—	6	—	—	5
OTC	4	—	—	2	—	—
Gasoducto del Pacífico (Argentina) S.A.	4	—	18	4	—	31
Oiltanking	—	—	70	—	—	50
Gas Austral S.A.	2	9	—	—	—	—

	550	295	350	41	483	246

	716	1,565	1,023	147	1,740	464

	For the nine-month periods ended September 30,
	2017			2016
	Revenues	Purchases and services	Net interest gain (loss)	Revenues	Purchases and services	Net interest gain (loss)
Joint ventures:
Profertil	671	545	—	724	405	—
MEGA	2,918	697	—	1,822	245	—
Refinor	608	183	10	795	94	2
Bizoy S.A.	1	—	—	—	—	—
Y-GEN I	27	—	—	—	—	—
Y-GEN II	28	—	—	—	—	—
Petrofaro S.A.	24	49	—	—	—	—

	4,277	1,474	10	3,341	744	2

Associates:
CDS	65	—	—	462	—	23
YPF Gas	615	38	46	624	31	—
Oldelval	—	432	—	—	296	—
Termap	—	268	—	—	227	—
OTA	—	19	—	—	17	—
Gasoducto del Pacífico (Argentina) S.A.	—	148	—	—	122	—
Oiltanking	1	295	—	—	268	—
Gas Austral S.A.	52	—	—	—	—	—

	733	1,200	46	1,086	961	23

	5,010	2,674	56	4,427	1,705	25

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

32. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

Additionally, in the normal course of business, and taking into consideration that YPF is the main oil and gas company in Argentina, the Group’s client/suppliers portfolio encompasses both private sector entities as well as national public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are:

		Balances		Transactions
		Credits / (Liabilities)		Income / (Costs)
				For the nine-month periods ended September 30,
Customers / Suppliers	Ref.	September 30, 2017	December 31, 2016	2017	2016
MINEM	(1)	12,746	10,881	10,052	14,393
MINEM	(2)	152	129	150	65
MINEM	(3)	132	142	94	96
MINEM	(4)	—	759	—	—
Ministry of Transport	(5)	1,548	1,152	3,830	4,098
Secretariat of Industry	(6)	—	378	150	228
CAMMESA	(7)	3,721	3,782	13,165	15,946
CAMMESA	(8)	(276)	(170)	(1,554)	(1,795)
ENARSA	(9)	745	727	2,306	1,895
ENARSA	(10)	(1,588)	(1,357)	(210)	(920)
Aerolíneas Argentinas S.A. and Austral Líneas Aéreas Cielos del Sur S.A.	(11)	838	364	3,008	2,124
Aerolíneas Argentinas S.A. and Austral Líneas Aéreas Cielos del Sur S.A.	(12)	(9)	(2)	(23)	—

(1)	The benefits of the incentive scheme for the Additional Injection of natural gas.
(2)	Benefits for the propane gas supply agreement for undiluted propane gas distribution networks.
(3)	Benefits for the bottle-to-bottle program.
(4)	Temporary economic assistance for Metrogas
(5)	The compensation for providing gas oil to public transport of passengers at a differential price.
(6)	Incentive for domestic manufacturing of capital goods, for the benefit of AESA.
(7)	The provision of fuel oil and natural gas, and electric power generation.
(8)	Purchases of energy.
(9)	Rendering of regasification service in the regasification projects of liquefied natural gas in Escobar and Bahía Blanca.
(10)	The purchase of natural gas and crude oil.
(11)	The provision of jet fuel.
(12)	The purchase of miles for the YPF Serviclub program.

Additionally, the Group has entered into certain financing and insurance transactions with entities related to the national public sector. Such transactions consist of certain financial transactions that are described in Note 17, and transactions with Nación Seguros S.A. related to certain insurance policies contracts, and in connection therewith, to the reimbursement from the insurance coverage for the incident mentioned in Note 28.a) to the annual consolidated financial statements.

In addition, the Group holds BONAR 2020 (see Note 30.h) to the annual consolidated financial statements) and 2021 (see Note 4 to the annual consolidated financial statements), classified as “Investments in financial assets”.

Furthermore, in relation to the investment agreement signed between YPF and Chevron subsidiaries, YPF has an indirect non-controlling interest in CHNC with which YPF carries out transactions in connection with the above mentioned investment agreement. See Note 29.b) to the annual consolidated financial statements and see Note 30.b) to these condensed interim consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

32. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

The table below discloses the compensation for the Company’s key management personnel, including members of the Board of Directors and vice presidents (managers with executive functions appointed by the Board of Directors), for the nine-month periods ended September 30, 2017 and 2016:

	For the nine-month periods ended September 30,
	2017(1)	2016(1)
Short-term employee benefits (2)	157	128
Share-based benefits	25	19
Post-retirement benefits	7	6
Termination benefits	65	68

	254	221

(1)	Includes the compensation for YPF’s key management personnel which developed their functions during the mentioned periods.
(2)	Does not include Social Security contributions of 37 and 34 for the nine-month periods ended September 30, 2017 and 2016.

33. EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS

Note 2.b.10 to the annual consolidated financial statements describes the main characteristics and accounting treatment for benefit plans implemented by the Group.

i.	Retirement plan

The total charges recognized under the Retirement Plan amounted to approximately 49 and 56 for the nine-month periods ended September 30, 2017 and 2016, respectively.

ii.	Performance Bonus Programs and Performance evaluation

The amount charged to expense related to the Performance Bonus Programs was 1,362 and 862 for the nine-month periods ended September 30, 2017 and 2016, respectively.

iii.	Share-based benefit plan

The amount charged to expense in relation with the share-based plans, which are disclosed according to their nature, amounted to 116 and 108 for the nine-month periods ended September 30, 2017 and 2016, respectively.

During the nine-month periods ended September 30, 2017 and 2016, the Company repurchased 263,298 and 171,330 treasury shares for an amount of 100 and 50, respectively, in order to comply with the share-based plans described in Note 2.b.10.iii) to the annual consolidated financial statements. The cost of such repurchases is reflected in the shareholders’ equity under “Treasury shares acquisition cost”, while the face value and the adjustment resulting from the monetary restatement carried out in accordance with the previous accounting principles have been reclassified from the accounts “Subscribed Capital” and “Capital Adjustment” to the accounts “Treasury shares” and “Treasury shares comprehensive adjustment”, respectively.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

34. ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN THE ARGENTINE PESO

	September 30, 2017			December 31, 2016
	Amount in currencies other than the Argentine peso	Exchange rate in force(1)	Total	Amount in currencies other than the Argentine peso		Exchange rate in force(1)	Total
Noncurrent assets
Other receivables
U.S. Dollar	6	17.21	103	169		15.79	2,669
Real	—	5.43	—	10		4.84	48
Trade receivables
U.S. Dollar	2	17.21	34	—		—	—
Investments in financial assets
U.S. Dollar	385	17.21	6,618	490		15.79	7,737

Total noncurrent assets			6,755				10,454

Current assets
Trade receivables
U.S. Dollar	327	17.21	5,628	397		15.79	6,269
Chilean peso	10,207	0.03	306	10,542		0.02	211
Real	—	5.43	—	23		4.84	111
Other receivables
U.S. Dollar	214	17.21	3,683	349		15.79	5,511
Euro	8	20.29	162	15		16.63	249
Real	—	5.43	—	4		4.84	19
Chilean peso	3,828	0.03	115	—		—	—
Swiss franc	3	17.75	53	—		—	—
Investments in financial assets U.S. Dollar	435	17.21	7,491	478		15.79	7,548
Cash and cash equivalents
U.S. Dollar	379	17.21	6,523	414		15.79	6,537
Chilean peso	419	0.03	13	240		0.02	5
Real	—	5.43	—	2		4.84	10
Swiss franc	—	17.75	—	—	(2)	15.52	6

Total current assets			23,974				26,476

Total assets			30,729				36,930

Noncurrent liabilities
Provisions
U.S. Dollar	2,965	17.31	51,324	2,675		15.89	42,506
Loans
U.S. Dollar	6,332	17.31	109,612	5,741		15.89	91,222
Real	—	5.45	—	13		4.88	63
Swiss franc	300	17.81	5,343	300		15.57	4,673
Other liabilities
U.S. Dollar	21	17.31	359	21		15.89	334
Accounts payable
U.S. Dollar	4	17.31	69	133		15.89	2,113

Total noncurrent liabilities			166,707				140,911

Current liabilities
Provisions
U.S. Dollar	48	17.31	831	45		15.89	715
Taxes payable
Real	—	5.45	—	5		4.88	24
Chilean peso	1,340	0.03	40	1,055		0.02	21
Loans
U.S. Dollar	1,006	17.31	17,414	1,054		15.89	16,754
Real	—	5.45	—	17		4.88	82
Swiss franc	—	17.81	—	3		15.57	45
Salaries and social security
U.S. Dollar	6	17.31	104	6		15.89	96
Real	—	5.45	—	2		4.88	10
Chilean peso	209	0.03	6	501		0.02	10
Other liabilities
U.S. Dollar	19	17.31	329	275		15.89	4,371
Accounts payable
U.S. Dollar	1,015	17.31	17,570	1,197		15.89	19,020
Euro	20	20.46	409	15		16.77	252
Chilean peso	943	0.03	28	4,915		0.02	98
Real	—	5.45	—	9		4.88	44
Swiss franc	—	17.81	—	—	(2)	15.57	3
Yen	14	0.15	2	—		—	—

Total current liabilities			36,733				41,545

Total liabilities			203,440				182,456

(1)	Exchange rate in force at September 30, 2017 and December 31, 2016 according to Banco Nación Argentina.
(2)	Registered value less than 1.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

35. SUBSEQUENT EVENTS

Except as described in notes 29, 30 and 31, as of the date of these condensed interim consolidated financial statements, there have been no other subsequent significant facts whose effect on the Group’s equity and business results as of September 30, 2017 or their disclosure in these condensed interim consolidated financial statements, if applicable, have not been considered in accordance with IFRS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 15, 2017	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer